SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2010

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

(A free translation of the original in Portuguese)

Braskem S.A.

Report of Independent Accountants on Limited

Review of Quarterly Information (ITR)

September 30, 2010

(A free translation of the original in Portuguese)

Review Report of Independent Accountants

To the Board of Directors and Stockholders

Braskem S.A.

1              We have reviewed the accounting information included in the Quarterly Information (ITR) of Braskem S.A. and subsidiaries (parent company and consolidated) for the quarter ended September 30, 2010, comprising the balance sheets and the statements of income, of changes in stockholders’ equity and of cash flows, explanatory notes and the performance report. This Quarterly Information is the responsibility of the Company’s management.

2             Our review was carried out in accordance with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Council (CFC), and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Company with regard to the main criteria adopted for the preparation of the Quarterly Information; and (b) a review of information and of subsequent events which have, or could have, significant effects on the financial position and operations of the Company and its subsidiaries.

3             Based on our limited review, we are not aware of any material modifications that should be made to the quarterly information referred to above in order that it be stated in accordance with the accounting practices adopted in Brazil applicable to the preparation of the Quarterly Information, consistent with the standards issued by the Brazilian Securities Commission (CVM).

4             As mentioned in Note 2, the CVM has approved several Pronouncements, Interpretations and Technical Guidance issued by the Brazilian Accounting Pronouncements Committee (CPC) to be effective as from 2010, which altered the accounting practices adopted in Brazil. As permitted by CVM Resolution No. 603/09, the Company’s management has elected to present its Quarterly Information by using the accounting standards adopted in Brazil until December 31, 2009. As required by said Resolution, Note 2 to the Quarterly Information discloses this fact and also provides a description of the main changes that may have an impact on the Company's year-end financial statements, as well as explanations of the reasons that make it impractical to present an estimate of their possible effects on stockholders' equity and results of operations.

5             Braskem S.A. and subsidiaries have an accumulated Value-added Tax on Sales and Services (ICMS) balance recoverable essentially arising from the difference between the rates applicable to incoming and outgoing inputs and products, domestic sales with tax deferral incentive, and export sales. The realization of such credits, which amount to R$ 763,018 thousand at September 30, 2010 (consolidated - R$ 1,211,508 thousand), depends on the successful implementation by Braskem S.A. management of the actions described in Note 9. The Quarterly Information (ITR) of Braskem S.A. and subsidiaries at September 30, 2010 does not include any adjustments relating to the recovery of these credits as a result of their future realization.

2

6             As described in Note 1(d) to the Quarterly Information (ITR), the Company and its subsidiaries are currently undergoing a business and corporate restructuring process aiming to establish a proper capital structure and higher profitability, competitiveness and gains of scale. This process has been causing and may still cause economic and/or corporate impacts on the Company and some subsidiaries, and will determine the direction of the development of their operations.

7            The Quarterly Information (ITR) mentioned in paragraph 1 above also includes comparative accounting information relating to the results of operations for the quarter and 9-month period ended September 30, 2009, obtained from the corresponding ITR as of that date. The limited review of the Quarterly Information for the quarter ended September 30, 2009 was conducted by other independent accountants who issued an unqualified limited review report dated October 23, 2009, except for Note 28 – Subsequent Events that was dated October 28, 2009, which includes emphasis of matter paragraphs on: (i) realization of the ICMS balance recoverable; (ii) involvement of Braskem S.A. and merged entities in significant lawsuits that include those related to exemption of payment of social contribution on net income; (iii) recognition of Excise Tax (IPI), credits that were offset against IPI itself and other federal taxes; (iv) restatement of comparative figures relating to the statements of operations and cash flows as a result of changes in accounting practices.

Salvador, November xx, 2010

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5 "F" BA

Felipe Edmond Ayoub

Accountant CRC 1SP187402/O-4 "S" BA

3

(A free translation of the original in Portuguese)

Braskem S.A.

ITR – Quarterly Information – Reference Date September 30, 2010

Balance Sheet

		Parent Company		Consolidated

Assets	Note	Sep/2010	Jun/2010	Sep/2010	Jun/2010

Current assets

Cash and cash equivalents	4	2,564,669	2,319,663	3,090,942	3,013,923
Marketable securities	5	395,342	440,900	395,342	441,049
Trade accounts receivable	6	1,092,406	1,376,780	2,177,531	2,469,139
Inventories	7	1,985,260	2,102,360	3,059,961	3,265,151
Taxes recoverable	9	464,894	352,696	844,628	671,205
Deferred income tax and social contribution	18 (b)	49,369	52,045	83,568	85,662
Dividends and interest on capital receivable		3,833	3,763
Prepaid expenses		38,195	47,478	54,776	83,154
Hedge operations	22 (f.3)			344
Other accounts receivable		140,730	152,077	221,915	191,117

		6,734,698	6,847,762	9,929,007	10,220,400

Non-current assets

Marketable securities	5	18,362	17,918	18,362	19,977
Hedge operations	22 (f.3)	83		83
Trade accounts receivable	6	64,109	59,331	64,911	60,178
Inventories	7	27,382	28,997	55,626	59,356
Taxes recoverable	9	1,198,273	1,358,760	1,656,026	1,830,811
Deferred income tax and social contribution	18 (b)	216,699	217,214	373,337	368,143
Judicial deposits and compulsory loans	10	144,045	141,925	166,774	165,350
Related parties	8 (a)(a.1)	2,265,530	2,251,616	99,939	130,092
Other accounts receivable		88,707	88,595	100,412	99,499

		4,023,190	4,164,356	2,535,470	2,733,406

Investments in subsidiaries	11	4,341,623	4,003,166	8,471	16,129
Investments in associated companies	11	26,198	25,257	26,198	25,257
Other investments		6,575	6,575	9,180	9,311
Fixed assets	12	9,838,379	9,845,284	16,140,581	16,210,112
Intangible assets	13	3,095,943	2,977,016	3,649,344	3,542,451
Deferred charges	14	56,105	61,016	262,615	279,459

		21,388,013	21,082,670	22,631,859	22,816,125

Total assets		28,122,711	27,930,432	32,560,866	33,036,525

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(A free translation of the original in Portuguese)

Braskem S.A.

ITR – Quarterly Information – Reference Date September 30, 2010

		Parent Company		Consolidated
Liabilities and Shareholders’ Equity	Note	Sep/2010	Jun/2010	Sep/2010	Jun/2010

Current liabilities

Suppliers		4,303,481	4,770,513	5,203,422	5,964,279
Loans and financing	15	842,580	930,434	1,227,034	1,286,335
Debentures	16	504,371	15,331	504,371	15,331
Hedge operations	22 (f.3)	14,270	13,213	39,670	52,904
Payroll and payroll charges		228,773	192,589	333,282	269,472
Taxes payable	17	241,982	273,645	593,025	457,012
Deferred income tax and social contribution	18 (b)			49
Dividends and interest on capital payable		1,364	1,829	4,817	5,288
Advances from customers		39,750	32,356	46,639	40,120
Related parties	8 (a)	65,299	69,107
Other accounts payable	19	210,310	162,480	350,025	220,905

		6,452,180	6,461,497	8,032,334	8,311,646
Non-current liabilities
Suppliers		17,280	24,797	17,307	24,824
Loans and financing	15	9,609,600	10,036,027	11,685,092	12,581,859
Debentures	16		500,000		500,000
Hedge operations	22 (f.3)	22,323	19,267	62,616	60,168
Taxes payable	17	1,305,496	1,250,290	1,440,335	1,395,981
Related parties	8 (a)	10,676	11,174	651	634
Long-term incentives		14,030	12,297	14,030	12,297
Deferred income tax and social contribution	18 (b)	929,365	696,211	1,218,728	1,007,054
Private pension plans	26	23,208	23,208	24,058	24,058
Other accounts payable	19	499,418	282,332	589,807	387,084

		12,431,396	12,855,603	15,052,624	15,993,959

Minority interest				27,688	129,612

Shareholders’ equity	20
Capital		8,038,952	8,016,667	8,038,952	8,016,667
Capital reserves		845,998	765,196	845,998	765,196
Carrying value adjustments		(78,874)	(90,937)	(78,874)	(90,937)
Cumulative translation adjustment		(31,185)	12,280	(31,185)	12,280
Treasury shares		(11,932)	(11,932)	(60,823)	(11,932)
Retained earnings (accumulated losses)		476,176	(77,942)	464,152	(89,966)

		9,239,135	8,613,332	9,178,220	8,601,308

Total liabilities and shareholders’ equity		28,122,711	27,930,432	32,560,866	33,036,525

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(A free translation of the original in Portuguese)

Braskem S.A.

ITR – Quarterly Information – Reference Date September 30, 2010

Statement of Income		Parent Company				Consolidated
	Note	07/01/2010 to 09/30/2010	01/01/2010 to 09/30/2010	07/01/2009 to 09/30/2009	01/01/2009 to 09/30/2009	07/01/2010 to 09/30/2010	01/01/2010 to 09/30/2010	07/01/2009 to 09/30/2009	01/01/2009 to 09/30/2009
Sales gross revenues				Restated	Restated			Restated	Restated
Domestic market		4,280,063	12,412,932	3,745,653	9,978,297	6,539,809	16,887,683	3,951,632	10,832,162
Foreign market		1,252,983	3,545,255	1,149,334	3,059,761	2,759,969	6,479,148	1,212,233	3,243,599
Taxes, freight and sales returns		(1,203,609)	(3,460,646)	(1,074,424)	(2,908,524)	(2,024,096)	(5,108,972)	(1,117,142)	(3,080,821)

Net sales		4,329,437	12,497,541	3,820,563	10,129,534	7,275,682	18,257,859	4,046,723	10,994,940
Cost of goods sold		(3,621,951)	(10,222,762)	(2,925,762)	(8,271,476)	(6,145,054)	(15,174,674)	(3,067,660)	(8,976,466)

Gross profit		707,486	2,274,779	894,801	1,858,058	1,130,628	3,083,185	979,063	2,018,474

Income (expenses)
Selling		(32,868)	(111,536)	(56,107)	(154,607)	(111,260)	(280,111)	(64,695)	(189,237)
General and administrative		(159,800)	(439,936)	(136,981)	(346,304)	(247,681)	(611,184)	(147,973)	(390,469)
Distribution		(73,892)	(208,106)	(69,362)	(204,510)	(75,039)	(210,248)	(77,417)	(212,565)
Research and development		(10,964)	(30,555)	(10,236)	(35,771)	(18,531)	(46,788)	(10,531)	(36,130)
Equity accounting results	11 (c)	132,270	66,677	9,643	(61,674)	7,013	20,613	908	(9,210)
Depreciation and amortization		(27,862)	(82,170)	(27,135)	(71,703)	(34,823)	(100,208)	(28,713)	(77,887)
Result from fixed asset disposals and others		(4,712)	(9,079)	(14,666)	(15,591)	(4,982)	(21,895)	(14,685)	(15,659)
Other net operating income (expenses)	24	(9,971)	(39,206)	(24,533)	106,457	(9,822)	(39,496)	(25,707)	105,516

Operating profit before financial result		519,687	1,420,868	565,424	1,074,355	635,503	1,793,868	610,250	1,192,833

Financial result	23
Financial expenses		238,119	(955,739)	351,601	1,526,346	177,469	(1,355,835)	407,054	1,583,307
Financial revenues		40,537	255,672	(65,939)	(180,448)	15,454	328,674	(164,414)	(356,226)
		278,656	(700,067)	285,662	1,345,898	192,923	(1,027,161)	242,640	1,227,081

Profit before income tax and social contribution		798,343	720,801	851,086	2,420,253	828,426	766,707	852,890	2,419,914

Income tax and social contribution – current	18 (a)	(7,953)	(93,315)	(36,293)	(39,962)	(37,559)	(139,549)	(40,364)	(47,555)
Income tax and social contribution – deferred	18 (b)	(236,736)	(151,774)	(170,066)	(569,949)	(227,570)	(152,786)	(167,799)	(562,017)
		(244,689)	(245,089)	(206,359)	(609,911)	(265,129)	(292,335)	(208,163)	(609,572)

Net income (loss) before minority interests		553,654	475,712	644,727	1,810,342	563,297	474,372	644,727	1,810,342

Minority interest						(9,643)	1,340

Net income for the period		553,654	475,712	644,727	1,810,342	553,654	475,712	644,727	1,810,342
Number of outstanding shares at the end of the period, ex treasury (in thousands)		799,761	799,761	519,422	519,422	799,761	799,761	519,422	519,422
Net income per share at the end of the period – R$		0.6923	0.5948	1.2412	3.4853	0.6923	0.5948	1.2412	3.4853

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(A free translation of the original in Portuguese)

Braskem S.A.

ITR – Quarterly Information – Reference Date September 30, 2010

Statement of Cash Flows	Parent Company				Consolidated
	07/01/2010 to	01/01/2010 to	07/01/2009 to	01/01/2009 to	07/01/2010 to	01/01/2010 to	07/01/2009 to	01/01/2009 to
	09/30/2010	09/30/2010	09/30/2009	09/30/2009	09/30/2010	09/30/2010	09/30/2009	09/30/2009
			Restated	Restated			Restated	Restated

Profit before income tax, social contribution and minority interest	798,343	720,801	851,086	2,420,253	828,426	766,707	852,890	2,419,914
Adjustment for the reconciliation of net income
Depreciation, amortization and depletion	263,483	752,208	208,750	627,965	396,918	1,003,719	213,986	643,205
Equity accounting	(132,270)	(66,677)	(9,643)	61,674	(7,013)	(20,613)	(908)	9,210
Losses (gains) on investments and others	(897)	(3,198)	(838)	(3,044)				(2,703)
Provision for losses and write-offs (investments, fixed assets, intangible assets, deferred charges)	3,050	14,899	187	3,298	4,135	8,977	986	3,800
Interest, monetary and exchange variations, net	(237,533)	589,587	(253,935)	(1,145,818)	(222,511)	354,516	(210,200)	(1,155,753)
Minority interests					(9,643)	1,340

Cash generation before changes in the operating working capital	694,176	2,007,620	795,607	1,964,328	990,312	2,114,646	856,754	1,917,673

Changes in the operating working capital
Marketable securities	33,279	73,085	(34,875)	(3,521)	35,487	205,285	(30,894)	(8,994)
Trade accounts receivable	279,280	315,483	88,041	(187,524)	286,552	(107,962)	26,458	(155,624)
Inventories	111,511	(195,317)	(10,878)	886,391	209,135	(229,297)	26,109	976,600
Taxes recoverable	53,752	100,674	66,380	30,213	6,825	239,289	18,208	33,305
Prepaid expenses	9,283	(16,110)	16,581	29,987	28,378	(18,203)	16,633	30,855
Accounts receivable from related parties	9,135	(693,820)
Other accounts receivable	9,116	(34,707)	(34,429)	(80,480)	(1,204)	37,702	(23,721)	(96,632)
Suppliers	(474,549)	986,518	(456,697)	(1,230,978)	(768,374)	740,784	(473,942)	(1,213,611)
Taxes payable	(22,713)	(319,973)	(84,053)	(3,519)	85,949	(351,050)	(37,852)	(9,898)
Long-term incentives	1,733	6,321	(281)	(4,873)	1,733	6,321	(281)	(4,873)
Advances from customers	7,394	11,306	20,265	27,008	6,519	(4,570)	17,439	25,430
Interest paid	(129,225)	(400,370)	(92,376)	(487,762)	(252,958)	(666,953)	(141,098)	(470,613)
Income tax and social contribution paid	(5,463)	(27,458)	(3,023)	(15,590)	(5,463)	(27,462)	(3,057)	(15,787)
Other accounts payable	75,512	23,010	63,919	15,593	181,675	151,351	35,998	5,763

Generation of operating cash	652,221	1,836,262	334,181	939,273	804,566	2,089,881	286,754	1,013,594

Proceeds from the sale of fixed assets	316	1,193	868	2,638	323	1,256	868	2,638
Additions to investments (Note 2 (a.2))	(39,456)	(4,008,209)	(9,119)	(62,002)	5,928	(935,476)		(15,758)
Additions to fixed assets	(237,785)	(736,549)	(183,865)	(390,799)	(332,120)	(910,351)	(186,540)	(400,488)
Additions to intangible assets					(6,299)	(30,583)	(8,374)	(41,501)

Use of cash in investing activities	(276,925)	(4,743,565)	(192,116)	(450,163)	(332,168)	(1,875,154)	(194,046)	(455,109)

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(A free translation of the original in Portuguese)

Braskem S.A.

ITR – Quarterly Information – Reference Date September 30, 2010

	Parent Company				Consolidated
	07/01/2010 to	01/01/2010 to	07/01/2009 to	01/01/2009 to	07/01/2010 to	01/01/2010 to	07/01/2009 to	01/01/2009 to
	09/30/2010	09/30/2010	09/30/2009	09/30/2009	09/30/2010	09/30/2010	09/30/2009	09/30/2009
			Restated	Restated			Restated	Restated

Short-term debt
New loans	227,708	257,358	338,421	1,121,001		788,371	903,601	1,121,587
Payments	(1,311,710)	(3,672,697)	(1,201,366)	(3,419,497)	(1,414,547)	(7,898,316)	(744,871)	(2,461,808)
Long-term debt
New loans	953,905	2,883,791	729,811	2,072,130	985,607	3,553,957	(338,957)	1,053,807
Related parties
New loans	145	411,055	18,548	28,159
Payments	(337)	(412,864)	(19,293)	(29,518)
Dividends paid and unclaimed and minority interest	(1)	(97)	(99)	(573)	33,561	25,939	(99)	(570)
Capital/reserve increase		3,742,622				3,742,622
Other							1,638	7,113

Generation (use) of cash in financing activities	(130,290)	3,209,168	(133,978)	(228,298)	(395,379)	212,573	(178,688)	(279,871)

Increase in cash and cash equivalents	245,006	301,865	8,087	260,812	77,019	427,300	(85,980)	278,614

Represented by
Cash and cash equivalents at the beginning of the period	2,319,663	2,262,804	2,452,587	2,199,862	3,013,923	2,663,642	2,794,311	2,429,717
Cash and cash equivalents at the end of the period	2,564,669	2,564,669	2,460,674	2,460,674	3,090,942	3,090,942	2,708,331	2,708,331

Increase (decrease) in cash and cash equivalents	245,006	301,865	8,087	260,812	77,019	427,300	(85,980)	278,614

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Braskem S.A.

ITR – Quarterly Information – Reference Date September 30, 2010

Statement of Changes in Shareholders’ Equity –Parent Company
					Retained
					earnings/	Carrying	Cumulative
	Note	Capital	Capital reserves	Treasury shares	(Accumulated losses)	value adjustments	translation adjustment	Total

December 31, 2009		5,473,181	428,575	(11,932)	(1,069,699)	(66,177)		4,753,948

Unclaimed dividends					936			936
Adjustment of negative goodwill					6,892			6,892
Carrying value adjustments	20(c)					(12,835)		(12,835)
Loss for the period					(123,399)			(123,399)

March 31, 2010		5,473,181	428,575	(11,932)	(1,185,270)	(79,012)		4,625,542

Capital increase	20(a)	2,543,486	1,398,492					3,941,978
Offset of losses			(1,061,871)		1,061,871
Cumulative translation adjustment							12,280	12,280
Carrying value adjustments	20(c)					(11,925)		(11,925)
Net income for the period					45,457			45,457

June 30, 2010		8,016,667	765,196	(11,932)	(77,942)	(90,937)	12,280	8,613,332

Unclaimed dividends					464			464
Capital increase	20(a)	22,285	80,802					103,087
Cumulative translation adjustment							(43,465)	(43,465)
Carrying value adjustments	20(c)					12,063		12,063
Net income for the period					553,654			553,654

September 30, 2010		8,038,952	845,998	(11,932)	476,176	(78,874)	(31,185)	9,239,135

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Braskem S.A.

ITR – Quarterly Information – Reference Date September 30, 2010

ALL AMOUNTS STATED IN THOUSANDS OF REAIS, UNLESS OTHERWISE INDICATED

1                     Operating context

(a)               Braskem S.A. (“Braskem” or “the Company”) is a limited liability publicly-traded company, with its headquarters in Camaçari – BA, and operates a total of 31 industrial units, 28 in the Brazilian states of Alagoas, Bahia, Rio de Janeiro, Rio Grande do Sul and São Paulo and 3 in the United States, in Pennsylvania, Texas and Virginia. These units produce basic petrochemicals, such as ethylene, propylene and benzene, as well as gasoline and LPG (Liquefied Petroleum Gas, also known as kitchen gas). In the segment of thermoplastic resins, the Company produces polyethylene, polypropylene and PVC. In addition, Braskem’s activities include the import and export of chemical products, petrochemicals, fuels, the production and sale of inputs consumed by companies at the Camaçari Petrochemical Complex - BA and Triunfo – RS, such as: steam, water, compressed air, electricity, the provision of several services to those companies as well as investments in others as a partner or shareholder. Braskem is controlled by Odebrecht S.A. with an indirect holding of 50.1% and 38.1% of voting and total stock, respectively.

(b)               In May 2009, Company management announced the suspension of production of Caprolactam and the temporary closure of the industrial plant in Camaçari. This decision was based on a rigorous evaluation of the business, taking into account the market difficulties for Caprolactam in Brazil experienced in the last few years, as well as the impact of the last global financial crisis. On September 30, 2010 the Company has a provision for a loss of R$ 29,600, representing the total net book values of machinery, equipment and installations used for the production of Caprolactam, which cannot be used in the event of a resumption in production. Company management is monitoring developments in the market for Caprolactam before making any final decision on this matter.

(c)                In January 2010, the Company’s management decided to suspend production at the industrial unit located in the city of São Paulo, which produced specialty PVC resins. This decision was based on the rising logistics costs associated with obtaining the main raw material for the unit, Monovinyl chloride (MVC), which was transferred from one of Braskem’s plants in Camaçari. To maintain the sale of these PVC resins, the Company signed a purchase agreement with Mexichem Colombia S.A. The unit in question has warehouses that continue to be used as distribution centers for specialty PVC and other products manufactured by the Company in other states. On December 31, 2009, the net book value of the machinery, equipment and installations of this plant was R$ 25,000 and an allowance for loss was recorded in the same amount, given that the same would not result in any cash flow from either sale or possible resumption of production.

(d)               In September 2010, Management of subsidiary Braskem PP Americas, Inc ("PP Americas") decided to idle a high-impact copolymer production line at the La Porte plant, located in Texas, U.S. The key factors driving this decision were the line's outdated technology, high production cost, and low production capacity.  PP Americas will keep the production of high-impact copolymer on two other lines at the La Porte plant, without affecting the total production of other resins.

(e)               On September 24, 2010, the Company launched an ethanol-derived ethylene unit at the Triunfo Petrochemical Complex (Rio Grande do Sul), which will produce 200 thousand tonnes of green polyethylene per year. With this new unit, the Company now offers resin from renewable sources by diversifying its competitive raw material sources.

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Braskem S.A.

ITR – Quarterly Information – Reference Date September 30, 2010

(f)               Corporate reorganization

Since its creation on August 16, 2002, Braskem has undergone an extensive corporate restructuring process, always disclosed to the market in the form of Relevant Fact notices. The main events in 2009 and 2010, are summarized below:

(f.1)        On April 30, and May 5, 2009, the Extraordinary General Shareholders’ Meetings (“AGE”) held by Braskem and Petroquímica Triunfo S.A. (“Triunfo”), respectively, approved the merger of Triunfo into the Company. The net asset value merged, evaluated at book value, totaled R$ 117,990. A total of 13,387,157 class A preferred shares were issued by Braskem and delivered to shareholders of Triunfo at an exchange ratio of 0.210428051882238 share of Braskem for each share of Triunfo. (Note 20.a)

(f.2)       On January 22, 2010, the Company announced the finalization of the negotiations that resulted in the acquisition of Quattor Participações S.A. (“Quattor”) ( Note 1.f2.iv) by the Company, in accordance with an Investment Agreement signed on that date between Odebrecht, Petroleo Brasileiro S.A. – PETROBRAS (“Petrobras”), Braskem and Unipar – União de Indústrias Petroquímicas S.A. (“Unipar”). The agreement will enable Petrobras to consolidate its main petrochemical assets in Braskem, which will remain a private-sector publicly-traded company and improve its ability to compete globally.

In addition, the Investment Agreement gives Braskem first-refusal rights for participating as a partner in projects involving the Rio de Janeiro Petrochemical Complex (COMPERJ) and the Suape Petrochemical Complex in Pernambuco state.

The Investment Agreement was sent to the Administrative Council of Economic Defense (CADE – anti-trust agency). The Economic Monitoring Office of the Ministry of Finance (SEAE) has recommended that this acquisition be approved without restrictions by CADE. The Economic Law Office of the Ministry of Justice (SDE) has also recommended that the transaction be approved without restrictions.

The steps already taken in terms of the Investment Agreement include:

(i)                  The creation of a holding company, BRK Investimentos Petroquímicos S.A. (“BRK”), in December 2009, to which Odebrecht and Petrobras later transferred all their common shares in Braskem.

(ii)                 In April 2010, Odebrecht and Petrobras finalized a R$ 3,500,000 share capital increase in BRK through the issue of new shares paid up in cash.

(iii)               On April 14, 2010, the Board of Directors ratified the share capital increase in the Company through a private subscription that resulted in the issue of 243,206,530 common shares and 16,697,781 class A preferred shares at a unit value of R$ 14.40, for a total of R$ 3,742,622, of which R$ 2,378,742 was recorded in the capital stock account and R$ 1,363,880 in the capital reserve account (Note 20.a).

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ITR – Quarterly Information – Reference Date September 30, 2010

(iv)               On April 27, 2010, the Company disclosed, in a Relevant Fact notice, the acquisition from Unipar, of shares representing 60% of the total and voting capital in Quattor, through a cash payment of R$ 659,454. In accordance with the accounting practices adopted to prepare this Quarterly Information (Note 3), the acquisition generated goodwill of R$ 360,419 based on the expected future profitability of the company acquired. However, this acquisition represents a “businesses combination”, as established in the Technical Pronouncement - CPC 15, and the Company’s management therefore engaged a specialized company to assess the fair value of the assets and liabilities acquired. This calculation, which is still not finalized, will be reflected in the financial statements to be prepared in accordance with International Financial Reporting Standards (IFRS), and disclosed as established in CVM Resolution No. 603 of November 10, 2009.

On the acquisition date of March 31, 2010, Quattor held the following investments:

(v)                On May 10, 2010, the Company announced the acquisition, from Unipar, of all the shares of Unipar Comercial e Distribuidora (“Unipar Comercial”) as well as shares representing 33.33% of total capital of Polibutenos S.A. Indústrias Químicas (“Polibutenos”) for cash payments of R$ 27,104 and R$ 22,362, respectively.

On May 31, 2010, the Company acquired from Chevron Oronite do Brasil (“Chevron”), shares representing 33.33% of total capital of Polibutenos for R$ 22,482. With the acquisitions from Unipar and Chevron, Braskem now owns, directly and indirectly, 100% of the share capital of Polibutenos.

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ITR – Quarterly Information – Reference Date September 30, 2010

In accordance with the accounting procedures adopted to prepare this Quarterly Information (Note 3), the acquisitions of Unipar Comercial and Polibutenos generated goodwill of R$ 3,828 and R$ 32,145, respectively, based on expected future profits. However, these acquisitions represented “business combinations”, as established in the Technical Pronouncement - CPC 15, and the Company’s management therefore engaged a specialized company to assess the fair value of the assets and liabilities acquired. This calculation, which is still not finalized, will be reflected in the financial statements to be prepared in accordance with International Financial Reporting Standards (IFRS), and disclosed as established in CVM Resolution No. 603 of November 10, 2009.

(vi)               On May 26, 2010, the Company filed a request to register a Public Offer with CVM, in order to acquire the 7,688 common shares and 1,542,006 preferred shares of Quattor Petroquímica S.A. (“Quattor Petroquímica”) held by minority shareholders, as a result of the change in control. These shares represented 0.68% of the total capital of Quattor Petroquímica. CVM’s Board approved the Public Offer on October 28, 2010.

(vii)             On June 18, 2010, the Extraordinary General Shareholders’ Meeting held by Braskem approved the acquisition of Quattor shares previously held by Petrobras and which represented 40% of total and voting  shares of the subsidiary. The net asset value merged was evaluated at book value, on March 31, 2010 at R$ 199,356, of which R$ 164,744 was recorded in the Capital account and R$ 34,612 in the Capital reserve account. This operation involved the issuance of 18,000,087 common shares at an exchange ratio of 0.18855863182 share of Braskem for each share of Quattor, as established in the economic reports of the companies prepared by an independent specialist (Note 20.a). As a result of this share merger, Braskem now holds 100% of voting and total capital of Quattor.

(viii)            On June 24, 2010, Quattor’s Extraordinary General Shareholders’ Meeting approved the increase in the capital stock of R$ 4,014,128, without the issue of new shares. The capital increase was carried out with advances for future capital increase received from Braskem.

Additionally, on June 29, 2010, the Extraordinary General Shareholders’ Meeting held by Quattor approved a R$ 2,578,372 reduction in its share capital, without the cancellation of shares and restitution to Braskem, its sole shareholder, of all the investments in Rio Polímeros S.A. (“Riopol”) and Quattor Petroquímica. The value of these investments, on May 31, 2010, including the respective goodwill/negative goodwill, was R$ 1,189,934. As well as the investments, the values related to the advances made for future capital increases in these subsidiaries were also repaid to Braskem in the total of R$ 1,388,438.

(ix)               On January 7, 2008, BNDES Participações S.A. ("BNDESPAR") acquired 25% of Riopol, and it was granted a put option to sell 60% and 40% of the acquired interest to Unipar and Petrobras, respectively. This option was exercisable up to June 2013.

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ITR – Quarterly Information – Reference Date September 30, 2010

On August 9, 2010, BNDESPAR exercised the put option and Braskem acquired 190,784,674 common shares and 30 preferred shares of Riopol for R$ 209,951. Pursuant to the accounting standards adopted for the preparation of this Quarterly Information (Note 3), the acquisition generated goodwill in the amount of R$ 128,655 based on Riopol's future profitability. With this acquisition, corresponding to 15% of Riopol's total capital, Braskem holds directly and indirectly 90% of the total capital of that subsidiary.

The amount of this acquisition will be paid in 3 installments, adjusted by the TJLP (Note 19), as follows:

(a)               First installment, maturing on June 11, 2015, corresponding to 15% of the total amount;

(b)               Second installment, maturing on June 11, 2016, corresponding to 35% of the total amount;

(c)                Third installment, maturing on June 11, 2017, corresponding to 50% of the total amount.

Also due to the put option exercised by BNDESPAR, Petrobras has acquired 10% of Riopol's capital stock.

(x)                On August 30, 2010, Braskem's Extraordinary General Meeting approved the merger of Riopol's shares, converting Riopol into a wholly-owned subsidiary of the Company. The merged net assets were appraised at book value on March 31, 2010, the transaction's base date, and amounted to R$ 103,087. Of that amount, R$ 22,285 was allocated to the capital stock account, and R$ 80,802 to the capital reserve account. In that transaction, 2,434,890 preferred class-A shares were issued, considering an exchange ratio of 0.010064743789 of a Braskem share for each Riopol share, pursuant to economic appraisal reports of the companies, prepared by an independent expert (Note 20.a).

Due to this stock merger, subsidiary Quattor Petroquímica, which held 9.02% of Riopol's capital, has received Braskem shares. In the consolidated financial statements, these shares are accounted for as "treasury shares" (Note 20 (b)).

(xi)               On September 1, 2010, Quattor's Extraordinary General Meeting  approved the merger of the companies mentioned below. The net assets of the merged companies were appraised at book value on June 30, 2010 (transaction's base date).

(a)               Merger of Quattor Química S.A. ("Quattor Química”)

On the merger date, Quattor Química's capital was owned by Quattor (94.11%) and Quattor Petroquímica (5.89%). The exchange ratio of Quattor Química shares for Quattor shares was determined based on the shareholders' equity of both companies on June 30, 2010, the transaction's base date, generating a capital increase of R$ 58,231 with the issuance of 7,538,949 common shares delivered to Quattor Petroquímica.

(b)               Merger of Polibutenos

On the merger date, Polibutenos's capital was owned by Quattor (33.33%) and Braskem (66.67%). The exchange ratio of Polibutenos shares for Quattor shares was determined based on the shareholders' equity of both companies on June 30, 2010, the transaction's base date, generating a capital increase of R$ 13,032 with the issuance of 1,687,179 common shares delivered to Braskem.

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ITR – Quarterly Information – Reference Date September 30, 2010

(c)                Mergers of Mauá Resinas S.A. ("Mauá Resinas") and Norfolk Distribuidora Ltda. ("Norfolk”)

On the merger date, Mauá Resinas and Norfolk were wholly-owned subsidiaries of Quattor, accordingly there was no capital increase or issue of shares by the surviving company.

On September 30, 2010, after all stages provided for in the Investment Agreement and the aforementioned mergers had been completed, Braskem's participation in the companies acquired is as follows:

(f.3)       On February 1, 2010, Braskem announced to the market that its subsidiary Braskem América, Inc. (“Braskem América”) signed, on that same date, a share purchase and sale contract with Sunoco Inc., a U.S. oil company, through which it acquired all the total and voting capital of Sunoco Chemicals, Inc. (“Sunoco Chemicals”) for US$ 350 million, equivalent to R$ 620,837. Sunoco Chemicals has an annual installed capacity of 950,000 metric tons of polypropylene distributed in three plants located in Pennsylvania, West Virginia and Texas.

The transaction was finalized on April 1, 2010, when full payment was made. On the same date the name of the acquiree was changed to Braskem PP Americas, Inc. (“PP Americas”).

In accordance with the accounting practices adopted when preparing this Quarterly Information (Note 3), the acquisition generated goodwill of R$ 62,041. However, the acquisition represented a “business combination”, as established in the Technical Pronouncement - CPC 15, and the Company’s management therefore engaged a specialized company to assess the fair value of the assets and liabilities acquired. This calculation, which is still not finalized, will be reflected in the financial statements to be prepared in accordance with International Financial Reporting Standards (IFRS), and disclosed as established in CVM Resolution No. 603 of November 10, 2009.

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(f.4)       On June 1, 2010, Braskem approved the spin-off of its subsidiary Varient Distribuidora de Resinas Ltda. (“Varient”) and the merger of the spun-off part by the new subsidiary Alcacer Distribuidora de Resinas Ltda. (“Alcacer”). On the same date, negotiations were concluded to sell these two subsidiaries for a total value of R$ 12,700 (Note 11).

(f.5)       In November 2009, Braskem and Grupo IDESA Sociedad Anónima de Capital Variable (“IDESA”), a traditional petrochemical company in Mexico, announced that they had put in the winning bid in a tender offer process in Mexico to implement a petrochemical project based on ethane in the Veracruz region with a supply contract through PEMEX-Gás, of 66,000 barrels/day of this input over a period of 20 years. As a result of this tender offer, Braskem and IDESA signed a Memorandum of Understanding and finalized a definitive contract on February 23, 2010, involving:

(i)                 a commitment by Braskem-IDESA to invest in the construction of an integrated ethane cracker, with production capacity of 1 million metric tons per year of ethylene; and

(ii)                in three polyethylene plants producing approximately 1 million metric tons per year. The investment in the project, which is denominated Etileno XXI, is estimated at some US$2.5 billion, with conclusion of construction and operational startup of the unit expected in January 2015.

The name of the new investee is Braskem Idesa, Sociedad Anónima Promotora de Inversión (“Braskem Idesa”). The fully-subscribed share capital of this subsidiary totals 76,592,000 Mexican pesos on May 25, 2010, represented by 6,300 shares, of which 65% are owned by Braskem and 35% by Etileno XXI Sociedad Anónima de Capital Variable. Additionally, on September 30, 2010, the shareholders contributed Mex$ 433,788 thousand to Braskem Idesa's capital, through the issuance of 35,680 shares. Braskem Idesa's subscribed and paid-up capital is now Mex$ 510,380 thousand, in 41,980 shares.

2                    Presentation of quarterly information

The financial statements of the Company (individual and consolidated) were prepared according to the accounting practices adopted in Brazil, which are derived from the Brazilian Corporation Law, pronouncements, guidelines and interpretations of the Brazilian Accounting Pronouncements Committee (CPC), and the rules of CVM. As determined by the CVM, in Resolution No. 603 of November 10, 2009, the Company decided to present its Quarterly Information for the period ending September 30, 2010, in accordance with the accounting rules existing on December 31, 2009.

In the preparation of the 2009 and 2010 financial statements, the Company adopted the amendments to the corporate legislation introduced by Law 11,638/07, of December 28, 2007, with the amendments introduced by Law Nos. 11,638/07 and 11,941/09 which modify Law No. 6,404/76 (Brazilian Corporation Law) as regards aspects of the preparation and disclosure of the financial statements. The main purpose of these laws was to update the Brazilian corporation Law in order to harmonize the accounting practices adopted in Brazil with International Financial Reporting Standards - IFRS, issued by the International Accounting Standards Board – IASB.

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ITR – Quarterly Information – Reference Date September 30, 2010

The pronouncements issued by the CPC which affected the Quarterly Information are as follows:

CPC Pronouncement	Subject	CVM Approval
		Resolution	Approval Date
CPC 01R	Impairment of assets	527/07	1/11/2007
CPC 02R2	Effects of changes in foreign exchange rates and conversion of financial statements	534/08	1/29/2008
CPC 03R2	Cash flow statement	547/08	8/13/2008
CPC 04	Intangible assets	553/08	11/12/2008
CPC 05R	Disclosures about related parties	560/08	12/11/2008
CPC 06	Leasing operations	554/08	11/12/2008
CPC 07	Government subsidies and assistance	555/08	11/12/2008
CPC 08	Transaction costs and premiums on the issuance of securities	556/08	11/12/2008
CPC 09	Value-added statement	557/08	11/12/2008
CPC 12	Adjustment to present value	564/08	12/17/2008
CPC 13	Initial adoption of Law Nos. 11,638/07 and 11,941/09	565/08	12/17/2008
CPC 14	Financial Instruments: recognition, measurement and disclosure	(*)	12/17/2008
(*)The CPC Guideline – “OCPC” No. 03, approved by CVM/SNC/SEP circular No. 03/2009, on 11/19/09, substituted CPC 14.

During the 2009 financial year, the CPC issued and the CVM approved new pronouncements and technical interpretations related to the process of convergence with international accounting standards - IFRS. These standards have to be adopted in the 2010 financial year and 2009 restated for the purposes of comparison.

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ITR – Quarterly Information – Reference Date September 30, 2010

The following is a list of the pronouncements and technical interpretations that will impact the Company’s Quarterly Information when the pronouncements issued in 2009 are first adopted:

Pronouncements:

CPC Pronouncement	Subject	CVM Approval
		Resolution	Approval Date
CPC 15	Business combinations	580/09	7/31/2009
CPC 16	Inventories	575/09	6/5/2009
CPC 18	Investments in associated companies	605/09	11/26/2009
CPC 19	Investment in joint ventures	606/09	11/26/2009
CPC 20	Borrowing costs	577/09	6/5/2009
CPC 21	Interim financial statements	581/09	7/31/2009
CPC 22	Information by segments	582/09	7/31/2009
CPC 23	Accounting policies, changes in estimates and error correction	592/09	9/15/2009
CPC 24	Subsequent events	593/09	9/15/2009
CPC 25	Provisions and asset and liability contingencies	594/09	9/15/2009
CPC 26	Presentation of financial statements	595/09	9/15/2009
CPC 27	Property, plant and equipment	583/09	7/31/2009
CPC 30	Revenues	597/09	9/15/2009
CPC 31	Non-current assets held for sale and discontinued operations	598/09	9/15/2009
CPC 32	Taxes on profits	599/09	9/15/2009
CPC 33	Post-employment benefits (benefits to employees)	600/09	10/7/2009
CPC 35	Separate financial statements	607/09	11/26/2009
CPC 36	Consolidated financial statements	608/09	11/26/2009
CPC 37	Initial adoption of international accounting standards	609/09	12/22/2009
CPC 38	Financial instruments – recognition and measurement	604/09	11/19/2009
CPC 39	Financial instruments – presentation	604/09	11/19/2009
CPC 40	Financial instruments – disclosure	604/09	11/19/2009
CPC 43	Initial adoption of the technical pronouncements 15 to 40	610/09	12/22/2009

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ITR – Quarterly Information – Reference Date September 30, 2010

Technical interpretations:

Technical Interpretation ICPC	Subject	CVM Approval
		Resolution	Approval Date
ICPC-03	Leasing operations	613/09	12/22/2009
ICPC-04	Share-based payments	614/09	12/22/2009
ICPC-05	Share transactions by the group and treasury shares	615/09	12/22/2009
ICPC-06	Hedge of net investment in foreign operations	616/09	12/22/2009
ICPC-08	Accounting for proposed dividend payments	601/09	10/7/2009
ICPC-09	Individual, separate, consolidated financial statements and the application of the equity method	618/09	12/22/2009
ICPC-10	Fixed assets and investment property	619/09	12/22/2009
ICPC-11	Receipt of customer assets	620/09	12/22/2009
ICPC-12	Changes in decommissioning liabilities	621/09	12/22/2009

Given the adoption of the new CPCs and convergence with IFRS, the Company is finalizing the preparation of its opening balance sheet as of January 1, 2009, based on the applicable standards, and is reprocessing all the months in 2009 and 2010 already disclosed. The main impacts identified to date, and still subject to examination by the independent auditors, are:

(i)            the updating of fixed assets;

(ii)          write downs of deferred charges and some amounts classified as intangible assets;

(iii)        adjustment relative to the defined benefit pension plan;

(iv)         deferred income tax and social contribution on the initial adjustments; and

(v)           business combinations.

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ITR – Quarterly Information – Reference Date September 30, 2010

(a)         Companies acquired in 2010

(a.1)       The balance sheets of the companies acquired during the period (Note 1 (f)), adjusted to reflect the Company’s accounting practices, are shown below:

	Quattor “consolidated”	PP	Unipar	Polibutenos
		Americas	Comercial
	4/1/2010	4/1/2010	5/1/2010	5/31/2010
Assets
Current
Cash and cash equivalents	413,847		1,857	3,718
Marketable securities	130,224
Trade accounts receivable	463,073		40,234	8,913
Inventories	665,458	171,742	14,762	3,518
Taxes recoverable	285,236		1,669	4,167
Deferred income tax and social contribution	25,179		749
Prepaid expenses	13,913		240	167
Other receivables	31,606		417	69
	2,028,536	171,742	59,928	20,552
Non-current
Trade accounts receivable	50
Inventory	28,050
Taxes recoverable	464,191		45	4,429
Deferred income tax and social contribution	163,739			351
Judicial deposits and compulsory loans	12,128		62	53
Related parties	23,901
Other receivables	865	8,514		252
	692,924	8,514	107	5,085

Other investments	2,071		4
Fixed assets	5,522,933	646,851	14,717	57,960
Intangible assets	639,660	180,148	385	14
Deferred charges	228,738
	7,086,326	835,513	15,213	63,059
Total assets	9,114,862	1,007,255	75,141	83,611

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ITR – Quarterly Information – Reference Date September 30, 2010

	Quattor	PP	Unipar
	Consolidated	Americas	Comercial	Polibutenos
	4/1/2010	4/1/2010	5/1/2010	5/31/2010
Liability and shareholders’ equity
Current
Suppliers	623,254		9,741	3,934
Loans and financing	2,366,493		23,331	23,964
Hedge operations	3,674
Salaries and payroll charges	34,402	5,487	1,456	442
Taxes payable	99,171		993	875
Income tax and social contribution – current and deferred	5,512		263	489
Dividends and interest on capital payable	3,336		130	9,720
Advances from customers	21,380
Other accounts payable	28,294	1,110	1,726	246
	3,185,516	6,597	37,640	39,670
Non-current
Loans and financing	4,995,202		6,495	23,878
Deferred income tax and social contribution	12,091	300,625
Taxes payable	144,635		74
Private pension plans	850
Other accounts payable	137,582	17,155		1,013
	5,290,360	317,780	6,569	24,891

Non-controlling shareholders	140,595

Shareholders’ equity
Capital stock	2,202,112	598,393	14,000	13,649
Capital and revenue reserves			13,469	2,731
Retained earnings (accumulated losses)	(1,703,721)	84,485	3,463	2,670
	498,391	682,878	30,932	19,050
Total liabilities and shareholders’ equity	9,114,862	1,007,255	75,141	83,611

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ITR – Quarterly Information – Reference Date September 30, 2010

(a.2)      Cash flow effect – Additions to investments – 2010

• Consolidated
	Amount	Cash acquired
Companies acquired	paid	(Note 2 (a))	Net
Quattor (consolidated) (Note 1, f.2 (iv))	(659,454)	413,847	(245,607)
PP Americas (Note 1, f.3)	(620,837)		(620,837)
Unipar Comercial (Note 1, f.2 (v))	(27,104)	1,857	(25,247)
Polibutenos (Note 1, f.2 (v))	(44,845)	2,479	(42,366)
Cetrel	(1,419)		(1,419)
	(1,353,659)	418,183	(935,476)

• Parent Company
Amount
Companies acquired	paid
Quattor (consolidated) (Note 1, f.2 (iv))	(659,454)
Unipar Comercial (Note 1, f.2 (v))	(27,104)
Polibutenos (Note 1, f.2 (v))	(44,845)
(731,403)

Advances for future capital increase	(2,708,407)
Capital increase in subsidiaries	(568,399)
(4,008,209)

(b)         Transitory Tax Regime (RTT)

The amounts presented in the Quarterly Information as of September 30, 2010 and 2009 consider the adoption of the Transitory Tax Regime (“RTT”) by the Company and its subsidiaries based in Brazil, as stipulated in Law No. 11,941/09, the aim of which is to maintain tax neutrality with respect to the changes in Brazilian corporate law introduced by Laws 11,638/07 and 11,941/09. The definitive option for the RTT was made upon filing the Statement of Corporate Economic-Fiscal Information – DIPJ for the 2008 calendar year. When applicable, the deferred tax effects generated by adhering to the RTT are recognized and presented in the items “Deferred Income tax and Social Contribution” (Note 18(b)).

(c)         Restatement of the statements of operations and of cash flow – 3rd quarter/2009

(i) CPC 2R – The statements of operations and of cash flow of the overseas operations, considered dependent on Braskem, were included in the parent company’s financial statements as determined in item 4 of CPC 2. With the withdrawal of the requirement previously included in CPC 2, the Company presents, for the purposes of comparison, its third quarter results in 2009 excluding the foreign subsidiaries. The CPC referred to is now known as CPC 2R.

(ii)CPC 3R – The Company is restating its cash flow statement to improve presentation.

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Braskem S.A.

ITR – Quarterly Information – Reference Date September 30, 2010

3             Significant accounting practices

There were no significant changes in the accounting practices applicable to the Quarterly Information compared with those presented in the financial statements for the year ended December 31, 2009.

Company management defined the functional currency of the subsidiaries PP Americas (Note 1 (f.3)) and Braskem Idesa (Note 1 (f.5)), as the US dollar and Mexican peso, respectively.
As defined in CPC 2R, the effects of the translation to the Company’s reporting currency were recognized in shareholders’ equity, in the item “Cumulative translation adjustments”.

(a)         Consolidated quarterly information

The Consolidated Quarterly Information was prepared in accordance with the principles of consolidation established in Brazilian Corporate Law and supplementary rules issued by the CVM and includes the  Quarterly Information of the Company and its subsidiaries, jointly-controlled companies and special-purpose entities (SPEs), in which it has share control or control over their activities, directly and/or indirectly, as shown below:

			Participation in total capital - %

		HQ (Country)	Sep/2010	Jun/2010	Sep/2009

Direct and indirect subsidiaries
Braskem America Inc. (“Braskem America”)		USA	100.00	100.00	100.00
Braskem Chile Limitada (“IPQ Chile”)		Chile	100.00	100.00	100.00
Braskem Distribuidora Ltda.(“Braskem Distribuidora”)		Brazil	100.00	100.00	100.00
Braskem Europe B.V. (“Braskem Europa”)		Holland	100.00	100.00	100.00
Braskem Finance Limited (“Braskem Finance”)		Cayman Islands	100.00	100.00	100.00
Braskem Idesa, Sociedade Anônima Promotora de Inversión (“Braskem Idesa”)		Mexico	65.00	65.00
Braskem Incorporated (“Braskem Inc.”)		Cayman Islands	100.00	100.00	100.00
Braskem Importação e Exportação Ltda. (“Braskem Importação”)		Brazil	100.00	100.00	100.00
Braskem Participações S.A. (“Braskem Participações”)		Brazil	100.00	100.00	100.00
Braskem Petroquímica S.A. (“IPQ Argentina”)		Argentina	100.00	100.00	100.00
Braskem Petroquímica Chile Limitada (“Braskem Chile”)		Chile	100.00	100.00	100.00
Braskem PP Americas Inc. (“PP Americas”)	(i)	USA	100.00	100.00
Company Alagoas Industrial - CINAL (“CINAL”)		Brazil	100.00	100.00	100.00
Copesul International Trading INC. (“CITI”)	(ii)	British Virgin Islands			100.00
Lantana Trading Co. Inc. (“Lantana”)		The Bahamas	100.00	100.00	100.00
Ideom Tecnologia Ltda. (“Ideom”)		Brazil	100.00	100.00	100.00
IQ Soluções & Químicas S.A.(“Quantiq”)		Brazil	100.00	100.00	100.00
Ipiranga Química Armazéns Gerais Ltda. (“IQAG”)		Brazil	100.00	100.00	100.00
ISATEC– Chemical Research. Development and Analyses Ltda. (“ISATEC”)		Brazil	100.00	100.00	100.00
Natal Trading	(ii)	British Virgin Islands			100.00
Politeno Empreendimentos Ltda. (“Politeno Empreendimentos”)		Brazil	100.00	100.00	100.00
Varient Distribuidora de Resinas Ltda. (“Varient”)	(iii)	Brazil			100.00

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Braskem S.A.

ITR – Quarterly Information – Reference Date September 30, 2010

			Participation in total capital - %

		HQ (Country)	Sep/2010	Jun/2010	Sep/2009

Quattor Participações S.A. (“Quattor”)	(iv)	Brazil	100.00	100.00
Quattor Petroquímica S.A. (“Quattor Petroquímica”)	(iv)	Brazil	99.32	99.32
Quattor Química S.A. (“Quattor Química”)	(v)	Brazil		100.00
Rio Polímeros S.A. (“Riopol”)	(iv)	Brazil	100.00	75.00
Polibutenos S.A. Indústrias Químicas (“Polibutenos”)	(vi)	Brazil		100.00
Mauá Resinas S.A. (“Mauá Resinas”)	(v)	Brazil		100.00
Norfolk Distribuidora Ltda. (“Norfolk”)	(v)	Brazil		100.00
Norfolk Trading S.A. (“Norfolk Trading”)	(iv)	Uruguay	100.00	100.00
Commom Industries Ltd. (“Commom”)	(iv)	British Virgin Islands	100.00	100.00
Unipar Comercial e Distribuidora S.A. (“Unipar Comercial”)	(vii)	Brazil	100.00	100.00

Jointly-controlled	(viii)
CETREL S.A. - Environmental Protection Company ("CETREL")		Brazil	53.54	53.83	53.80
Polietilenos de America S.A.(“POLIMERICA”)		Venezuela	49.00	49.00
Polipropileno Del Sur S.A.(“PROPILSUR”)		Venezuela	49.00	49.00

Special-purpose Entity (“SPE”)
Multimarket Investment Fund CCrédito Privado Sol (“FIQ Sol”)	(ix)	Brazil	100.00	100.00	100.00

(i)            Company acquired in April 2010. (Note 1.f.3)

(ii)          Subsidiaries merged by Braskem Inc. in December 2009.

(iii)        Company set up in September 2009 from the spin-off of Quantiq and sold in June 2010. (Note 1.f.4)

(iv)         Companies acquired in April 2010. (Note 1.f.2)

(v)           Companies acquired in April 2010 and merged into Quattor in September 2010. (Note 1.f.2)

(vi)         Company acquired in May 2010 and merged into Quattor in September 2010. (Note 1.f.2.(v))

(vii)       Company acquired in May 2010 (Note 1.f.2.(v))

(viii)     Investments consolidated proportionately, in accordance with CVM Instruction No. 247/96

(ix)         Fund consolidated in accordance with CVM Instruction No. 408/04

Inter-company investments and equity accounting results, as well as the balances of assets and liabilities, revenues and expenses and the unrealized profits arising from operations between consolidated companies, were eliminated in the consolidated Quarterly Information.

Goodwill based on the fair value of fixed assets were reclassified to a specific asset account, in accordance with CVM Instruction No. 247/96.

As defined in paragraph 1 of Article 23 of CVM Normative Instruction No. 247/96, the Company did not proportionately consolidate the Quarterly Information of the jointly-controlled entity Oil Refinery Rio-Grandense S.A. (“RPR”). The information of this subsidiary would not significantly alter the Company’s consolidated Quarterly Information.

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Braskem S.A.

ITR – Quarterly Information – Reference Date September 30, 2010

(b)         Reconciliation of shareholders’ equity between the parent company and the Consolidated

	Shareholders’ equity
	Sep/2010	Jun/2010

Parent Company	9,239,135	8,613,332
Exclusion of the gain on sale of investments between consolidated companies	(38,476)	(38,476)
Reversal of the amortization of goodwill related to the sale of investments between consolidated companies	26,452	26,452
Braskem shares belonging to subsidiary Quattor Petroquímica - Note 1 f.2(xi)(a)	(48,891)
Consolidated	9,178,220	8,601,308

4             Cash and cash equivalents

	Parent Company		Consolidated

	Sep/2010	Jun/2010	Sep/2010	Jun/2010

Cash and banks	51,795	139,721	263,335	586,918
Financial investments
in Brazil	2,417,828	2,026,079	2,567,708	2,103,675
Abroad	95,046	153,863	259,899	323,330
Total	2,564,669	2,319,663	3,090,942	3,013,923

The financial investments in Brazil are represented, mainly, by investment in Braskem’s exclusive fund (FIQ Sol) that, in turn, holds fixed income instruments and time deposits. The applications overseas consist of sovereign fixed income instruments or those issued by large financial institutions (Time Deposit), which are very liquid in the market. All the financial investments were classified as “held for trading” and are measured at their fair values with variations recognized in the results of operations.

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Braskem S.A.

ITR – Quarterly Information – Reference Date September 30, 2010

5             Marketable securities

	Consolidated

	Sep/2010	Jun/2010
Current
US Treasury Bills (available for sale)	257,734	290,396
Shares held for trading	85	85
Investment in FIQ Sol (held for trading)	99,740	104,039
Investments in foreign currencies ( held for trading)	37,783	46,529
	395,342	441,049

Non-current
Subordinate quotas in investment funds (held to maturity)	18,362	17,918
Others		2,059
	18,362	19,977
Total	413,704	461,026

Parent Company	413,704	458,818

6             Trade accounts receivable

	Parent Company		Consolidated

	Sep/2010	Jun/2010	Sep/2010	Jun/2010
Customers
Domestic market	915,670	1,084,143	1,578,190	1,730,655
Foreign market	454,235	565,706	928,596	1,056,574
Allowance for doubtful accounts	(213,390)	(213,738)	(264,344)	(257,912)
Total	1,156,515	1,436,111	2,242,442	2,529,317

In current assets	1,092,406	1,376,780	2,177,531	2,469,139
In non-current assets	64,109	59,331	64,911	60,178
Total	1,156,515	1,436,111	2,242,442	2,529,317

7                    Inventories

	Parent Company		Consolidated

	Sep/2010	Jun/2010	Sep/2010	Jun/2010

Finished products and work in process	1,045,825	1,139,217	1,840,727	2,004,319
Raw materials, production inputs and packaging	564,944	565,169	706,299	745,927
Maintenance materials (i)	379,097	365,203	468,091	462,414
Advances to suppliers	7,824	8,735	58,916	9,087
Imports in transit and others	14,952	53,033	41,554	102,760
Total	2,012,642	2,131,357	3,115,587	3,324,507

In current assets	1,985,260	2,102,360	3,059,961	3,265,151
In non-current assets (i)	27,382	28,997	55,626	59,356
Total	2,012,642	2,131,357	3,115,587	3,324,507

(i)   Based on past consumption, certain maintenance materials inventories were classified in non-current assets.

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Braskem S.A.

ITR – Quarterly Information – Reference Date September 30, 2010

8                   Related parties

(a)         Parent Company

	Balances Sep/2010
	Assets				Liabilities
					Current				Non-current
	Current		Related parties		Related parties		Other accounts		Related parties		Other accounts
Subsidiaries
Braskem America	219	(i)
Braskem Chile	128	(ii)
Braskem Distribuidora									2,964	(vii)
Braskem Europa	118,019	(i)
Braskem Importação									115	(vii)
Braskem Inc.			5,620	(vi)	65,299	(xi)	35,792	(xii)	6,506	(xi)	1,566,253	(xii)
Braskem Participações	96	(ii)
CINAL	25	(i)	685	(vii)
Ideom	154	(i)	16,049	(vii)
IPQ Argentina	25,497	(i)
IPQ Chile	1,617	(i)
IQAG									440	(vii)
ISATEC			2,239	(vii)			53	(xiii)
Lantana			49	(vii)
Politeno Empreendimentos			33	(vii)
Quantiq	10,892	(iii)	18,402	(vii)			122	(xiii)
Quattor	505	(i)	528,608	(vii)			7,772	(xiii)
Quattor Petroquimica	42,142	(i)	845,923	(viii)			141	(xiii)
Riopol	4,940	(i)	768,679	(ix)			7,428	(xiii)
Unipar Comercial	2,202	(i)	26,563	(vii)			117	(xiii)
	206,436		2,212,850		65,299		51,425		10,025		1,566,253

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Braskem S.A.

ITR – Quarterly Information – Reference Date September 30, 2010

Jointly-controlled
Braskem Idesa	1,107	(ii)
CETREL						471	(xiii)
RPR	6,544	(i)				4,437	(xiii)
	7,651					4,908
Associate
Borealis	5,870	(iv)
	5,870
Related companies
BRK								651	(vii)
Petrobras	7,616	(i)	52,680	(x)		356,129	(xiii)			15,526	(xiii)
Petrobras International Finance (“PFICO”)	27,577	(i)
Refinaria Alberto Pasqualini ("REFAP")	5,173	(i)				76,468	(xiii)
Outros	103	(ii)
	40,469		52,680			432,597		651		15,526
SPE
FIQ Sol	2,414,264	(v)
	2,414,264

As of September 30, 2010	2,674,690		2,265,530		65,299	488,930		10,676		1,581,779
As of June 30, 2010	2,027,982		2,251,616		69,107	857,540		11,174		2,452,788

Groups of accounts in which the transactions are recorded:

(i)             Trade accounts receivable

(ii)           Other receivables

(iii)          R$ 7,059 in trade accounts receivable and R$ 3,833 in dividends and interest on capital

(iv)          R$ 5,683 in trade accounts receivable and R$ 187 in other receivables

(v)           R$ 2,314,524 in cash and cash equivalents and R$ 99,740 in marketable securities

(vi)          Related to a loan contract, remunerated at 100% of the CDI

(vii)        Related to current accounts, remunerated at 100% of the CDI

(viii)      Related to current accounts remunerated at 100% of the CDI: R$ 196,284 and to Advance for Future Capital: R$ 649,639

(ix)         Related to current accounts remunerated at 100% of the CDI: R$ 29,880 and to Advance for Future Capital: R$ 738,799

(x)           Related to a loan contract, remunerated at TJLP + interest of 2% p.a.

(xi)         Related to notes payable, remunerated at the foreign exchange variation + quarterly Libor + interest of 1.6% p.a.

(xii)       Related to financing, remunerated at the foreign exchange variation + interest of between 7.65% and 11.0% p.a.

(xiii)       Suppliers

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Braskem S.A.

ITR – Quarterly Information – Reference Date September 30, 2010

	Transactions in the January to Sep/2010 results
	Product sales	Purchases of raw materials, services and utilities	Financial revenues/ (expenses) (i)	Cost of production/ General and administrative expenses

Subsidiaries
Braskem America	219		(15)
Braskem Argentina			2,698
Braskem Chile
Braskem Distribuidora		919	158
Braskem Europa	216,546		(6,382)
Braskem Importação			(8)
Braskem Inc.		247,072	105,593
CINAL	299	8,101	106
Ideom			541
IPQ Argentina	55,899		(3,299)
IPQ Chile	9,087
IQAG		2	(22)
ISATEC		33	104
Lantana			(1)
Polibutenos			608
Politeno Empreendimentos			2
Quantiq	58,467	516	913
Quattor		8,042	14,764
Quattor Petroquimica	117,785	3,778	3,718
Quattor Química	138,032		4,198
Riopol	9,920	92,671	180
Unipar Comercial	15,755	2,081	1,003

	622,009	363,215	124,859
Jointly-controlled
CETREL	165	12,881
RPR	109,698	37,743
	109,863	50,624
Associate
Borealis	118,967	5
	118,967	5
Post-employment benefit plans
Fundação Petrobras de Seguridade Social ("PETROS")				2,480
Odeprev – Odebrecht Previdência (“ODEPREV”)				5,981
Triunfo Vida				126
				8,587

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Braskem S.A.

ITR – Quarterly Information – Reference Date September 30, 2010

Related companies
BRK			(17)
Construtora Norberto Odebrecht ("CNO")		39,833
OCS – Administradora e corretora de seguros (“OCS”)		1,966
Odebrecht Plantas Industriais (“OPIP”)		122,508
Petrobras	357,682	4,517,582	1,369
PIFCO	51,162
REFAP	235,684	996,428
	644,528	5,678,317	1,352

As of September 30, 2010	1,495,367	6,092,161	126,211	8,587
As of September 30, 2009	1,322,106	4,311,063	139,331	11,270

(i) Includes the effect of foreign exchange variations

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Braskem S.A.

ITR – Quarterly Information – Reference Date September 30, 2010

The inter-company transactions between the Company and related companies are made on terms equivalent to the averages practiced with third parties, subject to the following:

(i)     For the purchase of naphtha from Petrobras and REFAP, the price of naphtha and other oil byproducts is that practiced in the international market, using a clause related to the quality of parafinicity and contaminants in the naphtha  delivered; and

(ii)   For the sales to foreign subsidiaries, the collection period of 180 days is longer than that  established for other customers.

(a.1)      Consolidated

In consolidated non-current assets, the item “related parties”, totaling R$ 99,939, comprises:

(i)       R$ 52,680 related to the loan contract with Petrobras, bearing the TJLP + interest of 2% p.a.

(ii)     R$ 47,259 related to receivables from Propilsur.

(b)              Key management personnel

The Company considers “Key management personnel” to be the members of the Board of Directors and of the Executive Board, comprised of the CEO and vice-presidents.

Transactions affecting the results	Parent Company		Consolidated
	Sep/2010	Sep/2009	Sep/2010	Sep/2009
Compensation
Short-term benefits to employees and management	23,719	23,234	26,988	23,844
Post-employment benefits	147	196	283	196
Benefits on contract termination		36	892	36
Long-term incentive	1,734	964	1,734	964
Total	25,600	24,430	29,897	25,040

Balance sheet – Parent Company/ Consolidated		Sep/2010		Jun/2010

Long-term incentive		5,218		4,573
Total		5,218		4,573

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Braskem S.A.

ITR – Quarterly Information – Reference Date September 30, 2010

9                    Taxes recoverable

	Parent Company		Consolidated

	Sep/2010	Jun/2010	Sep/2010	Jun/2010

IPI recoverable	26,789	26,027	29,493	33,930
ICMS (a)	904,463	964,664	1,360,675	1,419,006
PIS and Cofins	353,734	259,411	543,963	485,533
PIS – Decrees-Law Nos. 2,445 and 2,449/88	55,194	55,194	55,297	59,364
Income tax and social contribution	144,359	238,705	289,975	325,592
Tax on net income – ILL	60,686	60,238	60,686	60,238
Others	117,942	107,217	160,565	118,353
Total	1,663,167	1,711,456	2,500,654	2,502,016

In current assets	464,894	352,696	844,628	671,205
In non-current assets	1,198,273	1,358,760	1,656,026	1,830,811
Total	1,663,167	1,711,456	2,500,654	2,502,016

(a)         ICMS (Value-added Tax on Sales and Services)

The Company has accumulated a balance of ICMS recoverable over the past few years largely from acquisitions of fixed assets, domestic sales with tax deferral incentives and foreign sales. This accumulation is most notable in the states of Bahia, Rio Grande do Sul and São Paulo, where the majority of the production units are concentrated. The tax credit in São Paulo State relates to the Quattor Petroquímica and Quattor Química production units.

(a.1)       Company management has been prioritizing a series of actions to maximize the use of these credits and does not currently expect to incur any loss in connection with them. Of particular note among the actions of management are:

•         The agreement with the State of Rio Grande do Sul to maintain full deferral of ICMS on the import of naphtha and limit the use of accumulated ICMS credits to a monthly average of R$ 8,250 for offset against the monthly balances due by the units in this state;

•         The agreement with the state government of Bahia to increase the percentage reduction in the calculation base for ICMS due on the imported petrochemical naphtha, lowering the effective rate to 5.8%, as defined in paragraphs 9 and 10 of Article 347 of the ICMS Regulation of the State of Bahia (Decree No. 11,059 of May 19, 2008);

•         The signing in November 2009, with no effect on the previous item, of an Agreement with the State of Bahia, ensuring the effective implementation of State Decree No. 11,807, of October 27, 2009, which gradually reduces the effective ICMS rate on domestic naphtha acquired in the same state from 17% to 0% up to March 2011. On September 30, 2010, the rate was 8%.

•         Agreement with the State of Rio Grande do Sul to use R$ 9,600 per year of the ICMS credit balance to pay for the acquisition of goods for investments in the same state;

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Braskem S.A.

ITR – Quarterly Information – Reference Date September 30, 2010

•         Importation of raw materials using the prerogatives defined in the applicable customs legislation, ensuring a lower generation of ICMS credits;

•         Maintaining the increase in the calculation base for ICMS on fuel sales to the industrial refiner, from 40% to 100%, as defined in Article 347 of the ICMS Regulation in the State of Bahia; and

•         Substitution of exports of co-products with domestic operations.

Given the tax rule that limits the short-term use of ICMS credits arising from the acquisition of fixed assets and management’s projection of the period of time the other credits will be realized, on September 30, 2010, the amount recorded as long-term assets was R$ 770,035 in the parent company and R$ 1,202,849 in the consolidated.

(a.2)      Subsidiary Riopol has recorded, based on Decree Law No. 25,665/1999, deferred ICMS tax on imports of equipment and parts for the construction of its manufacturing facilities. Pursuant to this Decree, Riopol, as a substitute taxpayer, is allowed to postpone the payment of ICMS for 6 years from the date of acquisition of the assets, with no financial charges. On September 30, 2010, the balance of ICMS payable was R$ 70,164.

10           Judicial deposits and compulsory loans – Non-current assets

	Parent Company		Consolidated

	Sep/2010	Jun/2010	Sep/2010	Jun/2010

Judicial deposits
Tax contingencies	50,762	50,237	49,477	55,036
Labor contingencies and others	89,467	87,872	113,546	104,917

Compulsory deposit
Eletrobrás	3,816	3,816	3,751	5,397
	144,045	141,925	166,774	165,350

In non-current assets	144,045	141,925	166,774	165,350
Total	144,045	141,925	166,774	165,350

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Braskem S.A.

ITR – Quarterly Information – Reference Date September 30, 2010

11            Investments

(a)         Information about investments

	Share in total	Adjusted net income (loss) for the period		Adjusted shareholders’ equity (net capital deficiency)
	capital
(a.1) Investments by the parent company	(%) Sep/2010	Sep/2010	Sep/2009	Sep/2010	Jun/2010

Subsidiaries
Braskem America	100.00	36,425	(1,516)	335,625	341,987
Braskem Chile	100.00	236	(65)	5,225	4,681
Braskem Distribuidora	100.00	(2,376)	(17,674)	86,751	91,564
Braskem Europa	100.00	8,791	17,018	123,617	125,129
Braskem Finance	100.00	9,215	28,975	41,912	26,884
Braskem Idesa	65.00	(2,783)		65,909	9,884
Braskem Inc,	100.00	(42,455)	4,248	172,136	190,152
Braskem Participações	100.00	(1,714)	(124)	2,031	896
CINAL	100.00	(749)	(1,016)	27,570	28,888
Ideom	99.90	(9,729)	(504)	(11,698)	(7,325)
IPQ Argentina	96.77	891	2,063	9,091	8,981
IPQ Chile	99.02	75	(174)	1,556	1,429
IQAG	0.12	534	152	1,415	1,227
ISATEC	100.00	(1,318)	(1,214)	599	923
Polibutenos (i)		2,658			19,547
Politeno Empreendimentos	100.00	(27)	713	(19)	(16)
QuantiQ	100.00	12,808	10,258	106,955	102,436
Quattor (i)	96.96	(764,912)		2,007,424	1,843,355
Quattor Petroquímica (ii)	99.32
Riopol (i)	100.00	(802,075)		554,095	499,035
Unipar Comercial (i)	100.00	9,345		36,361	32,958

Jointly-Controlled
CETREL	53.54	27,639	20,964	261,230	248,451
RPR	33.20	44,402	33,443	25,115	26,134

Associates
Borealis	20.00	15,078	9,704	130,990	126,287
CODEVERDE	35.75	(596)	(770)	83,953	93,874
Sansuy Administração, Participação, Representação e Serviços Ltda.	20.00	(10)		1,975	1,975

(i)        Income (loss) for the period from January to September 2010. Equity accounting is calculated as from the acquisition of each investment. (Note 1.f)

(ii)      This information will be disclosed in the subsidiary’s quarterly information

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Braskem S.A.

ITR – Quarterly Information – Reference Date September 30, 2010

	Share in	Adjusted net income (loss) for the period		Adjusted shareholders’ equity (net capital deficiency)
	total capital
	(%)
(a.2) Investments of subsidiaries	Sep/2010	Sep/2010	Sep/2009	Sep/2010	Jun/2010

Braskem América
PP Americas	100.00	34,783		686,269	703,605
Braskem Distribuidora
Braskem Importação	100.00	9	16	195	192
IPQ Argentina	0.06	891	2,063	9,091	8,981
Lantana	96.35	(2,213)	(958)	79,728	84,778
Braskem Participações
Ideom	0.10	(9,729)	(504)	(11,698)	(7,325)
Braskem Inc
Lantana	3.65	(2,213)	(958)	79,728	84,778
QuantiQ
IQAG	99.88	534	152	1,415	1,227
IPQ Chile
IPQ Argentina	3.17	891	2,063	9,091	8,981
Braskem Europa
Jointly Controlled
Propilsur	49.00	(3,566)		(6,035)	(6,293)
Polimerica	49.00	(2,159)		(5,544)	(5,522)
Quattor
Quattor Química					988,636
Commom					7,272
Mauá Resinas					2,252
Norfolk					3,919
Polibutenos					19,547
Commom	100.00	926		6,923	7,272
Norfolk Trading	100.00	628		53,354	56,058
Quattor Petroquímica
Quattor	3.04	(764,912)		2,007,424	1,843,355
Quattor Química					988,636
Riopol					499,035

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Braskem S.A.

ITR – Quarterly Information – Reference Date September 30, 2010

(b)              Movement of investments in subsidiaries, jointly-controlled companies and associates

Third Quarter

	Balance on 6/30/2010	Merger / merger of shares	Transfer of negative goodwill (i)	Capital increase (decrease)	Dividends and interest on capital	Equity accounting results	Goodwill amortization	Gain (loss) in participation	Carrying value adjustments	Translation adjustment	Provision for losses	Balance on 9/30/2010
Subsidiaries and
jointly-controlled companies

Domestic subsidiaries
Braskem Distribuidora	91,564	-	-	-	-	(4,813)	-	-	-	-	-	86,751
Braskem Participações	896	-	-	1,532	-	(279)	-	-	-	(118)	-	2,031
CETREL	129,741	-	-	-	-	5,849	(505)	797	-	-	-	135,882
CINAL	20,157	-	8,731	-	-	(1,318)	-	-	-	-	-	27,570
ISATEC	923	-	-	-	-	(324)	-	-	-	-	-	599
Polibutenos	13,031	(13,032)	-	-	-	1	-	-	-	-	-	-
Quantiq	102,436	-	-	-	(70)	4,589	-	-	-	-	-	106,955
Quattor	1,843,355	13,032	-	-	-	89,984	-	-	-	-	-	1,946,371
RPR	8,677	-	-	-	-	3,360	-	-	(3,698)	-	-	8,339
Riopol	329,363	81,296	-	103,087	-	40,349	-	-	-	-	-	554,095
UNIPAR Comercial	32,958	-	-	-	-	3,673	-	-	-	-	-	36,631
Other (ii)	723,475	-	-	-	-	(17,934)	(1,145)	-	-	-	-	704,396
	3,296,576	81,296	8,731	104,619	(70)	123,137	(1,650)	797	(3,698)	(118)	-	3,609,620

Foreign subsidiaries
Braskem America	341,987	-	-	-	-	43,427	-	-	(7,063)	(42,726)	-	335,625
Braskem Chile	4,681	-	-	-	-	544	-	-	-	-	-	5,225
Braskem Europa	125,129	-	-	-	-	(1,512)	-	-	-	-	-	123,617
Braskem Idesa	7,347	-	-	37,924	-	(1,809)	-	-	-	(621)	-	42,841
Braskem Inc.	190,152	-	-	-	-	(41,599)	-	-	23,583	-	-	172,136
Braskem Finance	26,884	-	-	-	-	15,028	-	-	-	-	-	41,912
IPQ Argentina	8,981	-	-	-	-	110	-	-	-	-	-	9,091
IPQ Chile	1,429	-	-	-	-	127	-	-	-	-	-	1,556
	706,590	-	-	37,924	-	14,316	-	-	16,520	(43,347)	-	732,003
Total subsidiaries	4,003,166	81,296	8,731	142,543	(70)	137,453	(1,650)	797	12,822	(43,465)	-	4,341,623

Associates
Borealis	25,257	-	-	-	-	941	-	-	-	-	-	26,198
CODEVERDE	-	-	-	(2,835)	-	-	-	(62)	-	-	2,897	-
Total associates	25,257	-	-	(2,835)	-	941	-	(62)	-	-	2,897	26,198

(i) Amount transferred to "other accounts payabler" (Note 19 (iii)).
(ii) Considers information of subsidiary Quattor Petroquímica

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Braskem S.A.

ITR – Quarterly Information – Reference Date September 30, 2010

Accumulated

	Balance on 12/31/2009	Merger / merger of shares and spin-off	Acquisition of shares	Goodwill on acquisition of investments	Transfer of negative goodwill (i)	Capital increase (decrease)	Dividends and interest on capital	Equity accounting results	Goodwill amortization	Gain (loss) in participation	Carrying value adjustments	Translation adjustment	Provision for losses	Sale of investments	Balance on 9/30/2010
Subsidiaries and
jointly-controlled companies

Domestic subsidiaries
Alcácer	-		1,320	-		-	-	-	-	-	-	-	-	(1,320)	-
Braskem Distribuidora	89,127	-	-	-		-	-	(2,376)	-	-	-	-	-	-	86,751
Braskem Participações	2,331	-	-	-		1,532	-	(1,714)	-	-	-	(118)	-	-	2,031
CETREL	115,993	-	-	-		5,369	(1,901)	14,797	(1,474)	3,098	-	-	-	-	135,882
CINAL	19,588	-	-		8,731	-	-	(749)	-	-	-	-	-	-	27,570
Ideom	-	-	-	-		-	-	-	-	-	-	-	-	-	-
ISATEC	1,917	-	-	-		-	-	(1,318)	-	-	-	-	-	-	599
Polibutenos	-	(13,032)	12,699	-		-	-	333	-	-	-	-	-	-	-
Politeno Empreendimentos	9	-	-	-		-	-	-	-	-	-	-	(9)	-	-
Quantiq	94,244	-	-	-		-	(97)	12,808	-	-	-	-	-	-	106,955
Quattor	-	13,032	498,391	-		1,435,756	-	(808)	-	-	-	-	-	-	1,946,371
RPR	-	-	-	-		-	-	12,914	-	-	(4,575)	-	-	-	8,339
Riopol	-	81,296	328,723	-		103,087	-	40,989	-	-	-	-	-	-	554,095
UNIPAR Comercial	-	-	30,932	-		-	-	5,699	-	-	-	-	-	-	36,631
Varient	14,007	(1,319)	-	-		-	(1,256)	1,071	-	-	-	-	-	(12,503)	-
Other (ii)	-	-	690,558	34,362		-	-	(19,379)	(1,145)	-	-	-	-	-	704,396
	337,216	79,977	1,562,623	34,362	8,731	1,545,744	(3,254)	62,267	(2,619)	3,098	(4,575)	(118)	(9)	(13,823)	3,609,620

Foreign subsidiaries
Braskem America	3,821	-	-	-		335,467	-	36,425	-	-	(9,642)	(30,446)	-	-	335,625
Braskem Chile	4,989	-	-	-		-	-	236	-	-	-	-	-	-	5,225
Braskem Europa	114,826	-	-	-		-	-	8,791	-	-	-	-	-	-	123,617
Braskem Idesa	-	-	7,347	-		37,924	-	(1,809)	-	-	-	(621)	-	-	42,841
Braskem Inc.	15,679	-	-	-		180,760	-	(42,455)	-	-	18,152	-	-	-	172,136
Braskem Finance	32,697	-	-	-		-	-	9,215	-	-	-	-	-	-	41,912
IPQ Argentina	8,200	-	-	-		-	-	891	-	-	-	-	-	-	9,091
IPQ Chile	1,481	-	-	-		-	-	75	-	-	-	-	-	-	1,556
	181,693	-	7,347	-	-	554,151	-	11,369	-	-	8,510	(31,067)	-	-	732,003
Total subsidiaries	518,909	79,977	1,569,970	34,362	8,731	2,099,895	(3,254)	73,636	(2,619)	3,098	3,935	(31,185)	(9)	(13,823)	4,341,623

Associates
Borealis	20,684	-	-	-	-	-	-	5,514	-	-	-	-	-	-	26,198
CODEVERDE	-	-	-	-		(2,835)	-	-	-	(62)	-	-	2,897	-	-
Total associates	20,684	-	-	-	-	(2,835)	-	5,514	-	(62)	-	-	2,897	-	26,198

(i) Amount transferred to "other accounts payabler" (Note 19 (iii)). (ii) Considers information of subsidiary Quattor Petroquímica

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Braskem S.A.

ITR – Quarterly Information – Reference Date September 30, 2010

(c)         Equity accounting results

	Parent Company		Consolidated
	Sep/2010	Sep/2009	Sep/2010	Sep/2009

Equity in the results of subsidiaries and jointly-controlled companies	73,636	(52,058)	18,203	(4,840)
Equity in the results of associates	5,514	1,940	5,514	1,940
Amortization of goodwill	(2,619)	(6,310)	(3,104)	(6,310)
Provision for investment losses	(9,854)	(5,246)
	66,677	(61,674)	20,613	(9,210)

12           Fixed assets

Consolidated

	Sep/2010			Jun/2010	Average annual
					rates
		Accumulated			depreciation/
	Cost	depreciation/ depletion	Net	Net	depletion (%)

Land	195,003		195,003	193,366
Buildings and improvements	1,854,037	(701,500)	1,152,537	1,135,023	3.6
Machinery, equipment and installations	20,046,545	(6,967,977)	13,078,568	13,346,528	8.2
Mines and wells	24,314	(10,043)	14,271	14,752	8.9
Furniture and fixtures	144,722	(76,467)	68,255	69,357	10.6
IT equipment	160,538	(126,606)	33,932	43,204	20.4
Projects in progress	1,384,214		1,384,214	1,197,640
Laboratory / safety equipment	120,588	(39,387)	81,201	82,093	10.0
Others	221,392	(88,792)	132,600	128,149	16.8
	24,151,353	(8,010,772)	16,140,581	16,210,112

Parent Company	16,182,402	(6,344,023)	9,838,379	9,845,284

The projects in progress largely involve the implementation of projects in industrial units, operating improvements to increase the working life of machinery and equipment and projects in the areas of health, safety and the environment.

Consolidated fixed assets include a provision for impairment loss of R$ 523,959 recorded by the subsidiaries Riopol and Quattor Química prior to the acquisition of these companies by Braskem.

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Braskem S.A.

ITR – Quarterly Information – Reference Date September 30, 2010

13           Intangible assets

Consolidated

					Average annual
	Sep/2010			Jun/2010	rates of
		Accumulated			amortization
	Cost	amortization	Net	Net	(%)

Goodwill based on expected future profitability	4,406,596	(1,296,350)	3,110,246	2,981,591	(i)
Trademarks and patents	101,137	(28,556)	72,581	74,977	5.2
Software and usage rights	714,725	(248,208)	466,517	485,883	11.1
	5,222,458	(1,573,114)	3,649,344	3,542,451

Parent Company	4,365,493	(1,269,550)	3,095,943	2,977,016

(i)             The goodwill based on expected future profitability was amortized through to December 31, 2008, over the maximum term of 10 years. From 2009, this type of goodwill is no longer systematically amortized, but is subject to an annual test of recoverability, as defined in CPC 01R. In addition, during the third quarter of 2010, the Company recognized goodwill of R$ 128,658 on the acquisition of Riopol shares belonging to BNDESPAR (Note 1.f.2 (ix)).

14           Deferred charges

The balance on September 30, 2010 refers to expenses incurred during the construction period of the industrial plants (pre-operating expenses), which are being amortized over periods that vary between five and ten years. The Company and its subsidiaries opted to maintain the existing balance as of December 31, 2008 until fully amortized, subject to analysis of recoverability, as defined in Article 299-A of Law No. 6,404/76, modified by Article 25 of Law 11,941/09.

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Braskem S.A.

ITR – Quarterly Information – Reference Date September 30, 2010

15           Loans and financing

	Annual financial charges		Consolidated
	Currency or monetary index	Average interest (except when otherwise indicated)	Sep/2010	Jun/2010
Foreign currency
Eurobonds	Note 15 (a)	Note 15 (a)	3,507,274	3,055,985
Repurchase agreement	US$	Monthly Libor + 0.95%		32,441
Prepayment of exports	Note 15 (b)	Note 15 (b)	2,580,661	3,618,963
Medium-term notes	US$	11.75%	432,951	473,600
Financing of raw materials	US$	3.05% (3.02% - Jun/2010)	19,516	20,717
Financing of shares (ii)	US$	4.45%	358,622	381,202
BNDES	Post-fixed monetary restatement (UMBNDES) (i)	8.59% (8.69% - Jun/2010)	103,870	110,927
BNDES	US$	6.31% (6.43% - Jun/2010)	250,257	253,831
Working capital	US$	7.64% (7.63% - Jun/2010)	657,774	697,729
Working capital	US$	100% of CDI	500,598	535,753
Working capital	US$	100% of CDI + 2.5%	69,478	75,617
Project Financing (NEXI)	YEN	0.95% over the TIBOR (Note 15 (c))	78,279	88,293
Net transaction costs	Note 15 (h)	Note 15 (h)	(40,800)	(32,387)

Brazilian currency
Working Capital	Post-fixed monetary restatement	105.0% to 110.0% of the CDI (105.0% to 112.5% of the CDI - Jun/2010)	828,692	1,078,514
		12.13% (12.14% - Jun/2010)	258,569	251,210
Working capital	TR	Fixed interest of 9.93%		83,427
FINAME	TJLP	1.16% (5.72% - Jun/2010)	10,852	11,694
FINAME		9.53% (9.71% - Jun/2010)	304	430
BNDES	TJLP	3.38% (3.36% - Jun/2010)	2,678,494	2,673,441
BNDES EXIM		7.00%	150,395
BNB		8.50% (8.52% - Jun/2010)	221,656	231,670
FINEP	Post-fixed monetary restatement (TJLP)	Average fixed interest of 0.03%	69,133	74,136
FUNDES		6.0%	179,346	172,354
LEASING		13.79%		327
Net transaction costs	Note 15 (h)	Note 15 (h)	(3,795)	(21,680)

Total			12,912,126	13,868,194

Current liabilities			1,227,034	1,286,335
Non-current liabilities			11,685,092	12,581,859
Total			12,912,126	13,868,194

Parent Company

Current liabilities	842,580	930,434
Non-current liabilities	9,609,600	10,036,027
Total	10,452,180	10,966,461

(i)                  UMBNDES = BNDES monetary unit

(ii)                 Financing for the acquisition of PP Americas, with a principal value of US$ 210,000,000 and payment over 5 years in 5 installments, the first of which is due on April 1, 2013.

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Braskem S.A.

ITR – Quarterly Information – Reference Date September 30, 2010

(a)         Eurobonds

The composition of Eurobond operations is shown below:

				Consolidated
Issue Date	Amount of issue US$ 000s	Maturity	Interest (% p.a.)	Sep/2010	Jun/2010

Jul/1997	250,000	Jun/2015	9.38	262,050	272,313
Jun/2005	150,000	N/A	9.75	255,152	271,312
Apr/2006	200,000	N/A	9.00	344,842	366,682
Sept/2006	275,000	Jan/2017	8.00	472,531	512,367
Jun/2008	500,000	Jun/2018	7.25	866,719	905,285
May/2010	400,000	May/2020	7.00	696,523	728,026
Aug/2010	350,000	May/2020	7.00	609,457
Total	2,125,000			3,507,274	3,055,985

N/A = no stated maturity

In May and July 2010, the subsidiary Braskem Finance finalized the issue of US$ 750 million for debt is refinancing.

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Braskem S.A.

ITR – Quarterly Information – Reference Date September 30, 2010

(b)         Prepayment of exports (“EPP”)

The composition of prepayment of exports operations is shown below:

				Consolidated
Date of funding	Initial amount US$ 000s	Maturity	Cost (% p.a.)	Sep/2010	Jun/2010
Dec/05	55,000	Dec/12	Variation in US$ + Six-month Libor + 1.60	52,433	61,945
Jul/06	95,000	Jun/13	Variation in US$ + 2.67	57,057	66,016
Jul/06	75,000	Jul/14	Variation in US$ + 2.73	97,428	110,349
Mar/07	35,000	Mar/14	Variation in US$ + 4.10	59,297	63,421
Apr/07	150,000	Apr/14	Variation in US$ + 3.40	255,877	271,122
Nov/07	150,000	Nov/13	Variation in US$ + 3.53	255,804	270,705
Mar/08	5,000	Jan/15	Variation in US$ + Six-month Libor + 2.40 (ii)		8,266
Mar/08	5,000	Feb/15	Variation in US$ + Six-month Libor + 2.50 (ii)		8,251
Mar/08	80,000	Mar/12	Variation in US$ + Six-month Libor + 1.70	135,561	144,138
Apr/08	40,000	Mar/13	85% of CDI	52,634	54,933
Sept/08	3,000	Sept/13	Variation in US$ + Six-month Libor + 2.75 (ii)		5,460
Oct/08	725,000	Oct/13	Variation in US$ + 5.64 (i)	685,276	1,131,586
May/09	20,000	Jan/11	Variation in US$ + Six-month Libor + 4.00 (ii)		37,504
Aug/09	20,000	Jul/11	Variation in US$ + Six-month Libor + 5.00	34,294	36,779
Sept/09	125,000	Sept/15	100% of CDI + 2.75	211,775	225,188
Mar/10	100,000	Mar/15	Variation in US$ + 4.67	169,975	181,791
Mar/10	150,000	Mar/15	Variation in US$ + 4.69 (ii)		272,659
Mar/10	70,000	Mar/15	Variation in US$ + 4.67 (ii)		127,241
May/10	150,000	May/15	Variation in US$ + Six-month Libor + 2.40	256,468	270,881
Jun/10	150,000	Jun/16	Variation in US$ + Six-month Libor + 2.60	256,782	270,728
Total	2,203,000			2,580,661	3,618,963

(i)          Partially pre-settled operations.

(ii)      Pre-settled operations.

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Braskem S.A.

ITR – Quarterly Information – Reference Date September 30, 2010

(c)         Project financing

In March and September 2005, the Company obtained loans in Japanese currency from Nippon Export and Investment Insurance ("NEXI"), of YEN 5,256,500,000 - R$ 136,496 and YEN 6,628,200,000 – R$ 141,529, respectively. The principal is  being paid in eleven semi-annual installments, with the first in March 2007 and the last in June 2012.

As described in (Note 22(f.3)), the Company entered into swap contracts for all of this debt in order to change the annual finance cost  to 101.59% of the CDI for the part received in March 2005 and to 104.29% and 103.98% of the CDI for the parts received in September 2005. The swap contracts were made with first-tier foreign banks and their maturities, currency, rates and amounts are perfectly matched to the debt. The result of the swap contracts is included in the financial result (Note 23).

(d)         Payment schedule

The amounts of financing maturing in the long term is as follows:

	Consolidated

	Sep/2010	Jun/2010

2011	388,391	648,300
2012	1,365,476	1,717,343
2013	2,147,908	2,337,337
2014	1,940,264	2,343,186
2015	1,207,025	1,293,904
2016	676,041	678,868
2017	592,042	617,030
2018	1,087,893	1,155,033
2019 onwards	2,280,052	1,790,858
	11,685,092	12,581,859

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Braskem S.A.

ITR – Quarterly Information – Reference Date September 30, 2010

(e)         Guarantees

The Company provided the following guarantees for its financing:

Parent Company

		Total	Amount of
	Maturity	guaranteed	financing	Guarantees

BNB	Jun/16	190,045	190,045	Mortgage of plants, pledge of machinery and equipment
BNDES	Jul/17	1,533,161	1,533,161	Mortgage of plants, land and property, pledge of machinery and equipment
NEXI	Jun/12	78,279	78,279	Insurance policy
FINAME	May/12	690	690	Lien of equipment
		1,802,175	1,802,175

(f)          Borrowing costs capitalized

The Company adopts the accounting practice of capitalizing financial charges during the construction period of assets, establishing as policy the application of an average weighted cost of borrowing, including the variation in the exchange rate and monetary restatement, applied to the balance of fixed assets under construction. The average interest rate in the period was 5.01% p.a. (-12.58% p.a. Sep/2009), including the variation in the exchange rate and monetary restatement. The amounts capitalized in each quarter are as shown below:

	Expenses (revenue)

	Consolidated
	Sep/2010	Sep/2009

Gross	555,152	(1,594,927)
(-) Financial charges capitalized in the period	(39,512)	100,907
Financial charges in the result of operations	515,640	(1,494,020)

(g)         Covenants

Some of the loan contracts of the Company and its subsidiaries establish limits for certain indicators linked to the capacity for indebtedness and payment of interest.

The first indicator establishes a limit for the indebtedness of the Company and its subsidiaries based on their EBITDA generating capacity. This is computed by dividing the Company’s consolidated net debt by its consolidated EBITDA over the past twelve months. This indicator is calculated in reais or U.S. dollars, depending on the contractual conditions. If calculated in US$, the closing PTAX is used for the net debt and the average US$ over the last four quarters for the EBITDA.

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Braskem S.A.

ITR – Quarterly Information – Reference Date September 30, 2010

The second indicator defined in the contracts is the division of consolidated EBITDA by net interest, which corresponds to the difference between interest paid and interest received. This indicator is determined on a quarterly basis and only calculated in US$.

A summary of these operations and their limiting factors is provided below:

Operation	Indicator/Limit	Currency
Debentures	Net Debt/EBITDA < 4.5	R$
Nexi financing	Net Debt /EBITDA < 4.5	US$
EBITDA /Net interest > 1.5
Prepayment of exports	Net Debt /EBITDA < 4.5	US$
EBITDA/Net Interest > 2.0

The calculation of EBITDA for these operations is determined as follows:

Consolidated
Debentures	EBITDA = LB (-) DOP (+) DAC (+/-) ORD
Nexi, prepayment of exports	EBITDA = LB (-) DOP (+) DAC (+/-) ORD (+) DJCP
LB=Gross profit	ORD=Other operating revenue and expenses
DOP=General, administrative and selling expenses	DJCP=Dividends and interest on capital received from non-consolidated companies
DAC=Depreciation allocated to the cost of products sold

The penalty for failing to comply with these commitments is the possibility of anticipating debt maturities, except for the operations involving debentures, where debt can only be prepaid by the issuance of new debt with a new indicator limit, after the issue, of more than 4.5.

On September 30, 2010, all the commitments assumed were met.

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Braskem S.A.

ITR – Quarterly Information – Reference Date September 30, 2010

(h)         Transaction costs (consolidated)

The expenses incurred to structure certain loans were considered as part of the cost of the transaction as defined in CPC 08. The changes in this item were as follows:

	Sep/2010				Jun/2010
	Prepayment		Working		Prepayment		Working
	of exports	Eurobonds	Capital	Total	of exports	Eurobonds	Capital	Total
Balance at the beginning of the period	17,481	9,888	26,698	54,067	16,088	10,197	8,870	35,155
Initial balance of acquired companies					3,095		40,372	43,467
Costs incurred		7,377		7,377
Amortizations	(1,590)	(554)	(14,705)	(16,849)	(1,702)	(309)	(22,544)	(24,555)
Balance at the end of the period	15,891	16,711	11,993	44,595	17,481	9,888	26,698	54,067

The amounts to be appropriated to future results are as follows:

	Prepayment		Working
	of exports	Eurobonds	Capital	Total
2010	1,580	493	701	2,774
2011	6,128	1,974	2,340	10,442
2012	4,780	1,974	2,340	9,094
2013	2,468	1,974	2,340	6,782
2014	541	1,974	2,338	4,853
2015	394	1,974	1,092	3,460
2016		1,974	672	2,646
2017		1,974	170	2,144
2018		1,356		1,356
2019 onwards		1,044		1,044
	15,891	16,711	11,993	44,595

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Braskem S.A.

ITR – Quarterly Information – Reference Date September 30, 2010

16           Debentures (public issue not convertible into shares)

					Consolidated
Issue	Unit Value	Maturity	Interest	Payment of interest	Sep/2010	Jun/2010

14th	R$ 10	Sept/2011	103.5% of CDI	Semi-annually, from Mar/2007	504,371	515,331
					504,371	515,331

17           Taxes payable

		Parent Company		Consolidated

		Sep/2010	Jun/2010	Sep/2010	Jun/2010

Current
IPI		32,508	30,411	50,020	49,830
PIS and COFINS		12,978	21,166	140,352	98,739
Income tax and social contribution		48,285	60,049	136,437	77,284
ICMS		32,957	42,637	132,710	93,424
Installment Program – Law No. 11,941/09	(ii)	89,736	86,021	96,560	92,845
PAES - Law No. 10,684/03	(i)	5,143	9,996	5,373	10,246
Others		20,375	23,365	31,573	34,644
Total		241,982	273,645	593,025	457,012

Non-current
COFINS – Law No. 9,718/98				3,812	3,767
ICMS				48,835	58,006
Education, SAT and INSS		40,084	40,085	41,285	41,276
Installment Program – Law No. 11,941/09	(ii)	1,249,067	1,197,618	1,328,803	1,277,356
PAES - Law No. 10,684/03	(i)	31,507	28,114	31,948	28,593
Others		53,663	53,298	63,547	58,801
Subtotal		1,374,321	1,319,115	1,518,230	1,467,799
(-) Judicial deposits		(68,825)	(68,825)	(77,895)	(71,818)
Total		1,305,496	1,250,290	1,440,335	1,395,981

(i)          Special installment program - PAES - Law No. 10,684/03

The merged companies Ipiranga Petroquímica S.A. (“IPQ”) and Trikem S.A. (“Trikem”) and the subsidiary CINAL adhered to the Special Installment Program (PAES), implemented by Federal Law No. 10,684/03.

IPQ opted for this installment program due to the cancellation of Comprobatory Compensation Documents (DCCs) related to the acquisition and offset of third-party tax credits. Trikem made this option as a result of withdrawing from the lawsuit contesting the increase in COFINS from 2% to 3%, instituted by Law No. 9,718/98.

Even though the Company was making the payments on time and meeting all the legal requirements, the National Treasury Attorney excluded Trikem from PAES on two occasions. In both cases, the Company obtained legal rulings determining it could remain in the installment program.

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Braskem S.A.

ITR – Quarterly Information – Reference Date September 30, 2010

The Company opted to exercise the right conceded by Law No. 11,941/09 to pay the outstanding balance of PAES in revised installments and, as a result, withdrew from all the litigation related to its exclusion from the previous installment program.

(ii)        Installment program of Law No. 11,941/09

Law No. 11,941 was published on May 27, 2009, and established the conditions for paying federal tax debts in installments. Of particular note among these conditions are: i) the payment can be made in up to 180 months; ii) the discounts related to fines, interest and charges vary according to the installment payment period; iii) there is the possibility of using remaining income tax and social contribution losses to settle the fines and interest. In accordance with this Law, Braskem and its subsidiaries Quattor Química and Quattor Petroquímicahas adhered to the installment program and have been paying the minimum amounts established by the Law. The Brazilian Tax Authority is expected to make available a computer application, during 2010, to consolidate the debt included in the program, which should confirm the values recorded.

Based on an analysis of the expected outcomes of the legal and administrative processes, prepared by external legal advisors, the following main taxes were included in the installment program: i) Social Contribution on Net Income of R$ 1,012,235; ii) IPI credit arising from the purchase of raw materials and fixed assets of R$ 91,461; and iii) COFINS resulting from the legal discussion on the increase in rate from 2% to 3% established in Law No. 9,718/98 of R$ 61,570. In relation to the installment period, Company management opted for 180 months.

The installments due are shown below:

	Parent Company	Consolidated
Installment balance as of December 31, 2009	852,486	852,486
(+) Arrears charges and new taxes included in the installment program	368,226	368,226
(-) Minimum payments	(27)	(27)
(+) SELIC interest rate	36,375	36,375

Installment balance as of March 31, 2010	1,257,060	1,257,060

(+) Opening balance of the companies’ acquired (i)		86,562
(-) Minimum payments	(31)	(31)
(+) SELIC interest rate	26,610	26,610

Installment balance as of June 30, 2010	1,283,639	1,370,201

(-) Minimum payments	(30)	(32)
(+) SELIC interest rate and other arrears charges	55,194	55,194

Installment balance as of September 30, 2010	1,338,803	1,425,363

In current liabilities	89,736	96,560
In non-current liabilities	1,249,067	1,328,803
Total	1,338,803	1,425,363

(i) Quattor Química – R$ 85,762 and Quattor Petroquímica – R$ 800

As established in the Law, the Company will lose all the reductions on arrears charges if it fails to pay three installments, whether or not consecutive.

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Braskem S.A.

ITR – Quarterly Information – Reference Date September 30, 2010

18           Income Tax and Social Contribution

(a)              Reconciliation of the effects of income tax and

social contribution in the results of operations

	Parent Company		Consolidated
	Sep/2010	Sep/2009	Sep/2010	Sep/2009
Profit before income tax, social contribution, and participation of non-controlling shareholders	720,801	2,420,253	766,707	2,419,914

Expense at the income tax	(245,072)	(822,886)	(260,680)	(822,771)
and social contribution standard rate of 34%

Income tax and social contribution on equity accounting	26,910	(12,541)	25,655	(12,541)
Tax effects of exemption from social contribution (Note 17 (ii))		217,823		217,823
Effects of tax debt installment program (Note 17)	23,328		23,328
Changes in Part B of LALUR, without constitution of deferred taxes	(4,045)	6,415	(5,027)	6,638
RTT (Note 2 (b))	(8,029)	16,527	(8,029)	16,527
Others	(13,778)	(36,896)	(43,179)	(36,896)
Social contribution - payment in installments, Law No. 11,941/09	(54,214)		(54,214)
Tax benefits (SUDENE and PAT)	29,811	21,647	29,811	21,648

Effect of income tax and social contribution in the results	(245,089)	(609,911)	(292,335)	(609,572)

Composition of Income Tax and Social Contribution:
Current	(68,292)	(61,609)	(114,526)	(47,555)
SUDENE and PAT	29,191	21,647	29,191
Social contribution - payment in installments, Law No. 11,941/09	(54,214)		(54,214)

Income and social contribution – current	(93,315)	(39,962)	(139,549)	(47,555)

Income and social contribution – deferred	(151,774)	(569,949)	(152,786)	(562,017)

Total of income tax and social contribution in the results	(245,089)	(609,911)	(292,335)	(609,572)

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Braskem S.A.

ITR – Quarterly Information – Reference Date September 30, 2010

(b)         Composition of deferred income tax and social contribution

Composition of deferred income tax	Parent Company		Consolidated
	Sep/2010	Jun/2010	Sep/2010	Jun/2010
Assets
Tax losses			62,027	110,552
Goodwill amortized	88,407	99,657	88,407	100,903
Temporary provisions	83,814	73,212	152,164	90,299
RTT	11,273	13,662	11,273	23,939
Other temporary differences	15,484	15,484	26,490	38,726
	198,978	202,015	340,361	364,419

In current assets	49,369	52,045	77,909	85,662
In non-current assets	149,609	149,970	262,452	278,757
Total	198,978	202,015	340,361	364,419

Liabilities
RTT	210,805	179,285	210,805	184,174
Exchange variance	467,936	327,911	467,936	327,911
Other temporary differences	6,277	6,424	293,929	310,618
	685,018	513,620	972,670	822,703

In current liabilities			49
In non-current liabilities	685,018	513,620	972,621	822,703
Total	685,018	513,620	972,670	822,703

Composition of deferred social contribution	Parent Company		Consolidated
	Sep/2010	Jun/2010	Sep/2010	Jun/2010
Assets
Social contribution losses			23,435	11,846
Goodwill amortized	32,598	36,672	32,598	36,672
Temporary provisions	29,189	24,959	54,116	30,930
RTT	2,582	2,478	2,582	6,178
Other temporary differences	2,721	3,135	3,813	3,760
	67,090	67,244	116,544	89,386

In current assets			5,659
In non-current assets	67,090	67,244	110,885	89,386
Total	67,090	67,244	116,544	89,386

Liabilities
RTT	75,890	64,543	75,890	66,303
Exchange variance	168,457	118,048	168,457	118,048
Other temporary differences			1,760
	244,347	182,591	246,107	184,351

In non-current liabilities	244,347	182,591	246,107	184,351
Total	244,347	182,591	246,107	184,351

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Braskem S.A.

ITR – Quarterly Information – Reference Date September 30, 2010

(c)         Social contribution

On December 31, 2009, the Company's management, based on the opinion of its legal advisors, announced its decision to exercise the right granted by Law No. 11,941/09 to pay the social contribution  in installments, with respect to the lawsuits challenging the constitutionality of Law 7,689/88.

It should also be noted that the Company, based on the opinion of its legal advisors, did not consider it advisable to pay the amounts that are required as isolated penalty in installments. Indeed, the Taxpayers Council has repeatedly ruled, also in cases to which the Company is party, that the imputation of an isolated penalty and fine on assessment for the same taxable event is illegal. The amount of the fines under discussion, updated by the SELIC rate until September 30, 2010, is R$ 122,743.

Moreover, considering that in the case of the merged company OPP Química S.A., the government has not proposed an action for rescission, the Company believes that, legally, the first decision in its favor is still valid. Therefore, the assessment notices issued by the Federal Revenue Service related to OPP Química S.A. were not included in the installment program. The amount under discussion, updated by the SELIC rate until September 30, 2010, is R$ 229,736.

Finally, the Company is still studying the possibility of challenging in court the validity of the fine on assessment that was charged by the tax authorities. The reason for this is that the Company, based on the opinion of its legal advisors, believes that up until the filing of the request to withdraw its administrative and judicial appeals, it is not in arrears with the Government. The amount under analysis, updated by the SELIC rate until September 30, 2010, is R$ 185,029.

(d)         Tax incentives

(d.1)      Income tax

Up to the base year 2011, the Company has the right to a 75% reduction in the income tax due on profits from the sale of basic petrochemical products and utilities produced at the Camaçari plant. The three polyethylene plants and the polypropylene plant located in Camaçari enjoy the same reduction up to base years 2011, 2012, 2013 and 2016. The PVC plants in Camaçari and Marechal Deodoro (AL) also have a right to the benefit until the base years 2013 and 2019 respectively.

The production of caustic soda, chlorine, ethylene dichloride, and caprolactam have the benefit of a 75% reduction in the income tax rate up until the base year of 2012.

(d.2)      Tax on Sales and Services - ICMS

The Company has been granted ICMS tax incentives by the State of Alagoas through the Integrated Development Program of the State of Alagoas - PRODESIN. This incentive is intended to stimulate the installation and expansion of industries in that state and is recorded in the results for the year under the account "Other operating income".

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Braskem S.A.

ITR – Quarterly Information – Reference Date September 30, 2010

19           Other accounts payable

		Parent Company		Consolidated

		Sep/2010	Jun/2010	Sep/2010	Jun/2010

Commissions/customer bonuses		22,064	16,047	23,338	16,374
Insurance premiums		27,544	28,368	27,522	35,328
Provision for recovery of environmental damages	(i)	41,020	46,083	41,020	46,083
Market value of derivative instruments		10,930	15,532	10,930	15,532
Various legal provisions	(ii)	79,832	79,651	89,073	86,179
Advances from customers		15,046	21,987	15,046	21,987
Lease agreements		12,572	14,601	12,804	14,601
Provision for demobilization of plants		18,200	18,200	18,200	18,200
Notes payable	(iii)	222,492	10,378	223,893	10,378
Negative goodwill on the acquisition of investments	(iv)	131,770	123,039	206,602	208,447
Labor agreement (Note 21.a)		79,688		90,870
Other accounts payable		48,570	70,926	180,534	134,880
Total		709,728	444,812	939,832	607,989

In current liabilities		210,310	162,480	350,025	220,905
In non-current liabilities		499,418	282,332	589,807	387,084
Total		709,728	444,812	939,832	607,989

(i)        The Company maintains a provision for future expenses with restoration of the environmental damage in some of its industrial plants.

(ii)      The Company makes provisions for the amounts involved in legal disputes considered as probable losses based on the opinion of its legal advisors. The amount of the provision for the civil and labor cases is calculated considering the amount claimed by the plaintiff and the Company's historical percentage of loss in the settlement of lawsuits of this nature (Note 21).

The composition of these provisions is as follows:

	Parent Company		Consolidated

	Sep/2010	Jun/2010	Sep/2010	Jun/2010

Labor claims	19,301	19,301	27,971	24,465
Tax litigation	50,718	50,537	50,896	51,467
Civil proceedings	1,695	1,695	2,088	1,868
Other contingencies	8,118	8,118	8,118	8,379
	79,832	79,651	89,073	86,179

(iii)     The balance for September 30, 2010 includes R$ 212,428 corresponding to the debt with BNDESPAR for the acquisition of Riopol shares (Note 1 (f.2) (ix)).

(iv)     Negative goodwill arises from the acquisition of the following companies:

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Braskem S.A.

ITR – Quarterly Information – Reference Date September 30, 2010

	Parent Company	Consolidated
	Sep/2010	Sep/2010

Riopol	119,211	119,211
Unipar Comercial	3,828	3,828
Quattor Petroquímica		14,081
PP Americas		60,751
CINAL	8,731	8,731
	131,770	206,602

20          Shareholders' equity

(a)         Capital

On September 30, 2010, the Company's subscribed and paid up capital is R$ 8,038,952 represented by 801,267,442 shares without par value divided into 451,669,063 common shares, 349,004,561 preferred shares class "A", and 593,818 preferred shares class "B".

On May 5, 2009, due to the merger of Triunfo (Note 1 f(f.1)), the Company's capital increased by R$ 97,379, from R$ 5,375,802 to R$ 5,473,181, by issuing 13,387,157 preferred shares class "A".

The Company's Extraordinary General Meeting held on February 25, 2010 approved the increase of capital, independently of changes in the bylaws, up to the limit of 1,152,937,970 shares, divided into 535,661,731 common shares, 616,682,421 preferred shares class "A" and 593,818 preferred shares class "B". The amount of preferred shares without voting rights or with restricted voting rights may not exceed the limit of two thirds of the Company's total capital.

On April 14, 2010, the Company's Board of Directors approved the increase of capital in the form of private subscription by issuing 259,904,311 shares of which 243,206,530 are common shares and 16,697,781 are preferred shares class “A” with an issue value of R$ 14.40 per share totaling R$ 3,742,622. The amount of R$ 1,363,880 was credited to the capital reserve account and R$ 2,378,742 to the capital account, which increased from R$ 5,473,181 to R$ 7,851,923, representing 780,832,465 shares divided into 433,668,976 common shares, 346,569,671 preferred shares class “A”, and 593,818 preferred shares Class B.

The General and Extraordinary Meeting held on June 18, 2010 approved the merger of Quattor shares by Braskem. This merger resulted in the issue of 18,000,087 common shares totaling R$ 199,356, of which R$ 164,744 was allocated to the capital account and R$ 34,612 to the capital reserve account. As a result, the Company's capital increased from R$ 7,851,923 to R$ 8,016,667.

The EGM held on August 30, 2010, approved the merger of Riopol shares by Braskem. This merger resulted in the issuance of 2,434,890 preferred class “A” shares for R$ 103,087 in total, of which R$ 22,285 was allocated to the capital account and R$ 80,802 to the capital reserve account. As a result, the Company's capital increased from R$ 8,016,667 to R$ 8,038,952.

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Braskem S.A.

ITR – Quarterly Information – Reference Date September 30, 2010

(b)         Treasury shares

On September 30, 2010, the Company held in treasury 1,506,060 preferred shares class "A" with the value of R$ 11,932 due to the percentage that the merged company Triunfo owned in Braskem. The total value of these shares calculated at the average price of trading at BM&FBovespa on September 30, 2010 was R$ 25,874.

In the consolidated financial statements as of September 30, 2010, the Company recorded the amount of R$ 48,891 under "Treasury Shares," corresponding to 1,154,758 preferred class “A”  shares issued by Braskem and held by subsidiary Quattor Petroquímica. These shares were received by Quattor Petroquimica as a result of the merger of Riopol shares by Braskem. (Note 1(f.2)(x)).

(c)         Carrying value adjustments

This account, created by Law No. 11,638/07, has the purpose of recording amounts that are already part of the shareholders' equity and not yet included in current results of operations, but which will be in the future. The Company has the following amounts in this account:

	Consolidated
	Sep/2010			Jun/2010
	Original	IR & CSL	Net	Original	IR & CSL	Net
	value	deferred	amount	value	deferred	amount

Difference between fair value and amortized cost of financial assets classified as available for sale	3,632	(1,235)	2,397	2,794	(950)	1,844

Hedging transactions designated for hedge accounting
Braskem S.A.	(32,317)	10,988	(21,329)	(30,329)	10,312	(20,017)
Braskem Inc.	(50,300)		(50,300)	(70,186)		(70,186)
Braskem America	(9,986)		(9,986)	(2,578)		(2,578)
Braskem PP Americas	344		344
	(92,259)	10,988	(81,271)	(103,093)	10,312	(92,781)

Total	(88,627)	9,753	(78,874)	(100,299)	9,362	(90,937)

21           Contingencies

(a)              Labor and social security

Collective Bargaining Agreement - Clause 4

The Union of Workers in the Petrochemical, Chemical, Plastics and related Industries and Companies in the State of Bahia ("SINDIQUÍMICA") and the Union of Petrochemical and Synthetic Resin Industries of the State of Bahia ("SINPEQ") have challenged in court the enforceability of the clause of indexation of wages contained in the collective labor agreement in regards to a public order (economic plan) established in 1990 that restricted salary increases. The Company and subsidiary Quattor Petroquímica were operating factories in the region in 1990 and were members of SINPEQ.

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Braskem S.A.

ITR – Quarterly Information – Reference Date September 30, 2010

The labor union claimed a wage adjustment retroactively. In December 2002, the Supreme Court affirmed the previous decision of the Labor Court ruling that the law of economic policy prevails over collective bargaining agreements and therefore no adjustment was due. In 2003, SINDIQUÍMICA requested an Amendment of Judgment against the latter decision, which on May 31, 2005 was unanimously rejected.

On October 24, 2005, SINDIQUÍMICA appealed judgment. The appeal was referred to the Attorney General's Office, which rendered an opinion completely favorable to SINPEQ in November 2006. The trial of the appeal was initiated on June 28, 2007, being suspended by a request for review of one of the judges.

In September 2010, the Company, Quattor Petroquímica and SINDIQUÍMICA entered into an agreement for the settlement of this lawsuit. The total amount to be disbursed by these companies is R$ 163,667, including the indemnities and the respective arrears charges, attorney's fees, and taxes levied on the payments. In the statement of income, R$ 73,036 was recorded under "cost of goods sold," and the remainder, referring to arrears charges, under "other" financial expenses.  This disbursement will be made in 3 installments: the first was paid in September 2010, and the other two will be paid in March and September 2011 (Note 19).

INSS

The Company is party to several administrative and judicial proceedings concerning social security matters, which, adjusted by the Selic rate until September 30, 2010, total R$ 280,281.

The Company's legal advisors deemed as possible the chances of success in all these cases, and therefore no provision was made for losses.

Other labor contingencies

•       In the second quarter of 2005, the Union of Workers in Chemical and Petrochemical Industries of Triunfo - RS and Camaçari - BA filed several lawsuits claiming the payment of overtime. Appropriate defenses were presented for these actions. The opinion of the external legal advisors is that it is possible that the Company will win these lawsuits, and therefore no provision has been made.

•       In the third quarter of 2010, the Union of Workers in Chemical and Petrochemical Industries of Triunfo (Rio Grande do Sul) filed a class action claiming the payment of overtime referring to work breaks, and the integration into base salary of the remunerated weekly day-off.  The opinion of the external legal advisors is that it is possible that the Company will win these lawsuits, and therefore no provision has been made.

•       On September 30, 2010, the Company and its subsidiaries were defendants in 1,446 claims for indemnities and labor lawsuits, including those mentioned above, which amounted to approximately R$ 708,967 (June 2010 – R$ 507,999). For the lawsuits the external legal advisors deemed as probable loss, the Company had provided R$ 19,301 on September 30, 2010.

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Braskem S.A.

ITR – Quarterly Information – Reference Date September 30, 2010

(b)              Taxes

IRPJ and CSL

The Brazilian Federal Revenue Service “SRF” sent an official notification to the merged company Copesul in 1999, claiming underpayment of IRPJ and CSL for 1994, related to the monetary restatement of the balance sheet and equity method adjustment, arising from accounting recognition of dividends distributed by its subsidiary overseas. The updated amount of the action totals R$ 22,025 on September 30, 2010. The case awaits judgment of appeal made by the National Treasury at the Upper Chamber of Tax Appeals. The Company's legal advisors assessed the chance of success in this process as possible.

IPC/BTNF - Law No. 8,200/91

In 1995 the Federal Revenue Service assessed the merged company Copesul for allegedly underpaying income tax (IRPJ) and social contribution (CSL) in fiscal years 1992 to 1994 due to the use of differences between the indexes IPC/BTNF without the restrictions imposed by Law No. 8,200/91. The assessment notice was judged valid in 1996. Since then, the National Treasury Attorney could have filed for Tax Enforcement to collect the debts from the merged company Copesul.

The Government, however, under a preliminary order issued in an action to prevent the Federal Revenue Service from demanding the IR and CSL in and after the fiscal year 1995, understood that it would be barred from receiving these debts. Despite having passed the statute of limitations period, the Treasury filed for Tax Enforcement in 2006 intending to collect them.

Braskem filed a writ of mandamus to cancel the record of this outstanding debt. The Regional Federal Court “TRF” of the 4th region granted Braskem's claim. The Treasury appealed to the Superior Court of Justice ("STJ"). On August 3, 2010, the STJ denied the appeal filed by the Treasury, which can still further appeal this decision.

The Company has not made any provision related to this matter because, based on the opinion of its external legal advisors, it believes that the chances of success are probable, mainly as a result of the recent decision of the STJ.

ICMS

In 2009, the subsidiary Quattor Química was assessed by SEFAZ SP for alleged underpayment of value-added taxes (ICMS) due to utilization of tax credits arising from purchases of taxable goods from a taxpayer located in the State of Bahia which were exported by the aforementioned subsidiary. The updated amount of the debt is R$ 267,392, and the assessment notice is pending trial in the initial administrative level.

The Company, based on the opinion of its legal advisors, believes that the chances of success are possible.

(c)              Other lawsuits of the Company and its subsidiaries

Civil

The Company has civil lawsuits filed by the owner of a former distributor of caustic soda and by the transportation company that provided services for this former distributor in the total amount on September 30, 2010 of R$ 30,312. The plaintiffs seek compensation for damages related to alleged breach of distribution contract by the Company. The evaluation of the management, supported by the opinion of its legal advisors responsible for these cases, is that the actions are likely to be dismissed and therefore no provisions were made.

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Braskem S.A.

ITR – Quarterly Information – Reference Date September 30, 2010

Corporate

Some holders of incentive preferred stock proposed actions originally against the merged companies Nitrocarbono, OPP Química, Salgema, Trikem, Polialden, and Politeno. They claim participation in the profits remaining after the payment of preferential dividends on the same basis as other shareholders, along with voting rights until the distribution of dividends is restored as intended. The amount involved in the lawsuits, with a chance of a possible and remote success, is R$ 23,928 and R$ 2,791 respectively.

22          Financial instruments

Non-derivative financial instruments

Braskem and its subsidiaries held on September 30, 2010 and June 30, 2010 the following non-derivative financial instruments, as defined by OCPC 03.

	Book value		Fair value
	Sep/2010	Jun/2010	Sep/2010	Jun/2010
Cash and cash equivalents (Note 4)
Cash and banks	263,335	586,918	263,335	586,918
Financial investments in Brazil	2,567,708	2,103,675	2,567,708	2,103,675
Financial investments abroad	259,899	323,330	259,899	323,330
	3,090,942	3,013,923	3,090,942	3,013,923

Marketable securities (Note 5)	395,342	441,049	395,342	440,900

Trade accounts receivable (Note 6)	2,506,786	2,787,229	2,506,786	2,787,229

Related parties (Note 8)
Assets	99,939	130,092	99,939	130,092
Liabilities	651	634	651	634

Suppliers	5,220,729	5,989,103	5,220,729	5,989,103

Loans (Note 15)
Foreign currency	8,559,280	9,345,058	8,848,011	9,608,078
Local currency	4,397,441	4,577,203	4,397,441	4,577,203
	12,956,721	13,922,261	13,245,452	14,185,281

Debentures (Note 16)	504,371	515,331	502,672	512,485

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Braskem S.A.

ITR – Quarterly Information – Reference Date September 30, 2010

Risks and derivative financial instruments

(a)              Risk management

The Company is exposed to market risks arising from changes in commodity prices, exchange rates, and interest rates, as well as credit risk arising from the possibility of default of counterparties in financial investments, accounts receivable, and derivatives.

The Company has adopted procedures for managing market and credit risks in conformity with a new Financial Policy approved by the Board of Directors on August 9, 2010. The objective of risk management is to protect the Company's cash flow and reduce threats to the funding of its operating working capital and investment programs.

(b)              Exposure to foreign exchange risks

The Company has business operations denominated in or indexed to foreign currencies. The Company's raw materials and products are in accordance with or heavily influenced by international commodity prices, which are usually denominated in U.S. dollars. Additionally, the Company has long-term loans in foreign currencies, which cause exposure to changes in exchange rates between the Brazilian real and the foreign currency. The Company manages its exposure to exchange rates through a mix of debt in foreign currencies, investments in foreign currencies, and derivatives. The Company's policy for foreign exchange risk management includes maximum and minimum limits of coverage that must be followed, which are continuously monitored by the management.

(c)              Exposure to interest rate risks

The Company is exposed to the risk that a change in floating interest rates may cause an increase in its future expenses with the interest payments. The debt in foreign currency at floating rates is mainly subject to fluctuations in LIBOR. The local currency debt is mainly subject to the variation of TJLP, fixed rates in Brazilian real and the daily variation of the CDI.

(d)             Exposure to risks with commodities

The Company is exposed to price fluctuations of various petrochemical commodities,  in particular, its main raw material naphtha. The Company seeks to pass on price fluctuations of raw materials caused by fluctuations in international prices. However, part of its sales may be made through contracts with fixed prices or with a maximum and/or minimum fluctuation band. These contracts can be commercial agreements or derivative contracts relating to future sales. Subsidiary PP America has fixed-price purchase agreements and, for these agreements, entered into derivatives, designated as hedges for accounting purposes, changing fixed prices for market prices.

(e)              Exposure to credit risks

The operations that subject the Company to a concentration of credit risk mainly relate to bank current accounts, financial investments, and other accounts receivables where the Company is exposed to the risk of the financial institution or the customer involved. In order to manage this risk, the Company maintains bank current accounts and financial investments with large financial institutions, considering the concentrations according to their rating  and the price observed daily in the market for credit default swaps  referenced to the institutions, as well as netting contracts  that minimize the total credit risk arising from the various financial transactions entered into between the parties.

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Braskem S.A.

ITR – Quarterly Information – Reference Date September 30, 2010

With respect to customer credit risk, the Company protects itself by performing a rigorous analysis before granting credit and obtaining collateral and guarantees when considered necessary.

(f)               Derivative financial instruments

The Company uses derivative financial instruments for the following purposes:

(f.1)       Hedge: The Company's Financial Policy provides for an ongoing program of short-term hedge for the currency risk arising from its operations and financial items. The other market risks are addressed on a case-by-case basis for each operation. In general, the Company includes the need of a hedge in the analysis of prospective transactions and tries to tailor it to the operations being considered in addition to maintaining it for the full term of the hedged transaction.

The Company may designate derivatives as hedges for the purposes of applying hedge accounting according to OCPC 03. The designation as a hedge is not mandatory. In general the Company would choose to designate derivatives as a hedge for accounting purposes when it is expected that this results in a significant improvement in showing the offsetting effects of derivatives on the variations of the hedged items.

On September 30, 2010, the Company had financial derivative contracts with a nominal value of R$ 2,085,085 (June 2010 - R$ 3,184,574) of which R$ 89,227 was related to hedge transactions linked to financing of projects and R$ 1,995,858 linked to export prepayment and loan operations (see Notes f, f.3 (i.a) and (i.b) below). Also in September, Braskem Inc. settled in advance US$ 395 million of its export prepayment liabilities and consequently settled the interest rate swap, which was linked to the EPP, of the same amount. This debt settlement was made at the accrued value and the swap at its market value. The Company incurred a financial expense of US$ 23,531 thousand as a result of the swap settlement.

(f.2)      Modify the return of other instruments: The Company may use derivatives to modify the return on investments or interest rates or the monetary restatement  of financial liabilities according to its judgment as to the most appropriate conditions for the Company. If the risk of the modified return through derivatives is substantially lower for the Company, the transaction is considered a hedge. When the Company uses derivatives to modify the returns on investments, it seeks to balance the obligations of the derivative with the rights represented by the investments. When it uses derivatives to modify the interest rate or the monetary restatement of liabilities, its purpose is to balance the rights of the derivative with the obligations in the liabilities. These operations to modify the return on investments or interest rate or index to adjust financial commitments are made for an amount not exceeding the investment or underlying commitment. The Company does not take leveraged positions in derivatives. On September 30, 2010, the Company had no operations of this nature.

(f.3)      Monetization of certain risks: The Company may use derivatives to monetize certain risks that it deems acceptable due to its export profile. When monetizing a risk, Braskem earns a financial income in exchange for financial compensation to the counterparty in the occurrence of a specific event. On September 30, 2010, the Company had no operations of this nature.

All derivative financial instruments held at September 30, 2010 were made on the OTC market with large financial counterparties under global derivative contracts in Brazil and abroad.

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Braskem S.A.

ITR – Quarterly Information – Reference Date September 30, 2010

Derivative financial instruments are recognized in the balance sheet at their fair value as an asset or liability depending on whether the fair value represents a positive or negative balance for the Company, respectively. Derivative financial instruments are necessarily classified as "held for trading". The periodic variations of the fair value of derivatives are recognized as financial income or expense in the period in which they occur, except when the derivative is designated and qualified for accounting purposes as a cash flow hedge during the period in question.

The fair value of derivatives is obtained as follows:

a)    Public sources, when the derivative is traded on an exchange

b)    By discounted cash flow techniques when the derivative is a forward purchase or sale agreement or swap contract

c)    Models for evaluating option contracts such as the Black-Scholes model when the derivative has the characteristics of an option.

The assumptions for evaluation (inputs of the models) are obtained from sources that reflect the most current observable market prices, particularly the future interest curves and prices of currencies published by the Stock and Futures Exchange, the spot exchange rates published by the Central Bank of Brazil, and international interest curves published by widely known pricing service companies such as Bloomberg or Reuters.

On September 30, 2010, the Company did not have derivatives that required unobservable assumptions for calculating their fair value.

The table below shows the operations with derivative financial instruments of Braskem and its subsidiaries as of September 30, 2010. The "Loss (gain)" column shows the effect recognized in financial income or expense associated with the settlements and the variation in fair value of derivatives in the period ended September 30, 2010:

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Braskem S.A.

ITR – Quarterly Information – Reference Date September 30, 2010

Consolidated

						Carrying
		Nominal		Fair value	Loss	value	Fair value
Identification		value	Maturity	Jun/2010	(Gain)	adjustments	Sep/2010

Derivative operation
Yen-CDI swap
(Note 22, f.3i (i.a))	(*)	R$ 279,495	Jun/2012	15,532	(4,602)		10,930
				15,532	(4,602)		10,930

Non-current liabilities ("Other accounts payable”)				15.532			10,930
				15,532			10,930

Hedge accounting operations

Braskem Inc.
Interest rate Swaps
(LIBOR x fixed rate)	(**)	US$ 400,000,000	Oct/2013	77,992	(27,828)	5,543	55,707

Braskem S.A
Interest rate Swaps
(LIBOR x fixed rate)	(**)	US$ 426,146,000	Jul/2014	22,704		7,299	30,003
Interest rate Swaps
(LIBOR x fixed rate)	(**)	US$ 100,000,000	Mar/2015	9,776	(12,039)	8,852	6,589
		US$ 526,146,000		32,480	(12,039)	16,151	36,592
Interest rate Swaps
(fixed rate x % CDI)	(**)	US$ 41,908,000	Sep/2012			(83)	(83)

Braskem Americas
Interest rate Swaps
(LIBOR x fixed rate)	(**)	US$ 210,000,000	Apr/2015	2,600		7,387	9,987

Braskem PP America	(***)
Sale price swaps		US$ 4,410,000	Jun/2011			(344)	(344)
		US$ 1,182,464,000		113,072	(39,867)	28,654	101,859

Current asset							(344)
Non-current asset							(83)
Current liability				52,904			39,670
Non-current liability				60,168			62,616
				113,072			101,859

(*) Exchange hedge of NEXI financing (**) Interest rate hedge (designated for hedge accounting) (***) Hedge of sale price (designated for hedge accounting)

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Braskem S.A.

ITR – Quarterly Information – Reference Date September 30, 2010

(i)          Operations outstanding on September 30, 2010

The Company and its subsidiaries held the following derivative financial instruments:

(i.a)      Swaps linked to project financing (NEXI)

The Company held  on September 30, 2010 four currency swap contracts with a total nominal value of  R$ 279,495 to hedge loans obtained in yen with floating interest rates and maturities in March and June, 2012. The objective of these swaps is to mitigate the risk of fluctuations in the exchange rate between the real and yen related to the funding and the risk of variation in future expenses with the interest payments. The periods, amounts, settlement dates, and interest rates in yen of the swaps match the financing terms. The Company intends to maintain these swaps until the settlement of the loans.

The characteristics of each swap transaction are listed below:

Identification	Nominal value	Interest rate	Maturity date	Fair value
				Sep/2010	Jun/2010
Swap NEXI I	28,987	104.29% CDI	Jun/12	624	828
Swap NEXI II	136,495	101.85% CDI	Mar/12	8,470	12,059
Swap NEXI III	86,110	103.98% CDI	Jun/12	1,655	2,303
Swap NEXI IV	27,903	103.98% CDI	Jun/12	181	342
	279,495			10,930	15,532

These contracts may require that Braskem make guarantee deposits under certain conditions. On September 30, 2010 there was no guarantee deposit placed by Braskem in relation to these derivatives. The counterparties in these operations are top-tier banks with a credit rating of A or better according to Moody's, Standard & Poors, or Fitch, which is consistent with the discount rates used to reflect the credit risk of the counterparties.

The Company has elected not to designate these swaps  as hedges for the application of hedge accounting  since the main risk protected—the variation of the exchange rate—is satisfactorily mitigated by the offsetting results of exchange variation of the loan and the variation of the derivative's fair value. Consequently, the periodic variations of the fair value of the swaps are recorded as financial income or expense in the same period in which they occur. On September 30, 2010, the Company recognized a financial income of R$ 31 related to the variation in the fair value of these swaps between June 30, 2010 and September 30, 2010.

(i.b)      Interest rate swaps related to prepayments of exports

The Company and its subsidiaries Braskem Inc. and Braskem América held on September 30, 2010 seventeen  interest rate swap contracts with a nominal value totaling US$ 1,046,147,000 relative to export prepayment debts contracted in U.S. dollars and at floating interest rates (Libor basis) in October/2008, April/2009, and June/2010 maturing in October/2013, July/2014, and March and April/2015 (Note 15(b)). In these swaps the Company receives floating rates (LIBOR) and pays fixed rates, periodically, coinciding with the cash flow of the prepayment debt. The purpose of these swaps is to mitigate the variation of future debt costs caused by fluctuations in the LIBOR rate. The periods, amounts, settlement dates, and floating interest rates match the financing terms. The Company intends to maintain these swaps until the settlement of the loans.

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Braskem S.A.

ITR – Quarterly Information – Reference Date September 30, 2010

For hedge accounting purposes these swaps were designated as cash flow hedges of the risk of fluctuations in LIBOR on the specified debts. The periodic variation of the fair value of the derivatives designated as cash flow hedges that are highly effective in offsetting the variations in cash flow of the item hedged are recognized in the shareholders’ equity as "Carrying value adjustments" until the date on which the respective variation of the hedged item impacts the result. The impacts of LIBOR on the hedged item are expected to affect the results of the Company and its subsidiary in each period of appropriation of the interest on the debt, beginning on the date of disbursement until its maturity.

The Company tests the effectiveness of these hedges at each reporting date by the cumulative monetary offset method. Under this method the hedge is considered effective if the cash flow variation of the derivative is between 80% and 125% of the hedged item caused by the risk that is being covered. The test of effectiveness as of September 30, 2010, showed that derivatives were effective in offsetting variations of the hedged item caused by fluctuations in LIBOR from the time of contracting the derivatives until the end of the reporting period, and that all other conditions for qualification of these instruments for hedge accounting are met. Consequently, the effective portion of variation in fair value of the derivatives, amounting to R$ 28,654 (Note 22, f.3 (iii)), was recorded as "Carrying value adjustments". The Company reclassified the amount of R$ 39,488 from carrying value adjustments to financial expenses. These figures refer to the portion of the offsetting effect of the derivatives on the hedged item relative to the period ended September 30, 2010. The characteristics of each swap transaction are listed below, by company:

•                     Braskem Inc.:

Identification	Nominal value US$ 000s	Interest rate	Maturity date	Fair value
				Sep/2010	Jun/2010
Swap EPP V	50,000	3.3050	Oct/13	6,457	5,642
Swap EPP VI	100,000	3.5800	Oct/13	14,342	12,695
Swap EPP VII	50,000	3.3150	Oct/13	6,483	5,670
Swap EPP VIII	100,000	3.5250	Oct/13	14,057	12,435
Swap EPP IX	100,000	3.5850	Oct/13	14,368	12,716
Subtotal	400,000			55,707	49,158
Pre-settled in 3Q10
Swap EPP I	100,000	3.9100	Oct/13		12,830
Swap EPP II	100,000	3.9100	Oct/13		12,830
Swap EPP IV	25,000	3.8800	Oct/13		3,174
Total	625,000			55,707	77,992

In current liabilities				20,982	37,139
In non-current liabilities				34,725	40,853
Total				55,707	77,992

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Braskem S.A.

ITR – Quarterly Information – Reference Date September 30, 2010

•                     Braskem S.A.:

Identification	Nominal value US$ 000s	Interest rate	Maturity date	Fair value
				Sep/2010	Jun/2010
Swap EPP X	35,000	2.5040	Mar/14	2,036	2,087
Swap EPP XI	57,500	1.9500	Jul/14	2,177	1,524
Swap EPP XII	100,000	2.1200	Nov/13	5,869	4,264
Swap EPP XIII	50,000	2.1500	Nov/13	3,000	2,201
Swap EPP XIV	50,000	2.6400	Apr/14	5,389	4,030
Swap EPP XV	100,000	2.6200	Apr/14	10,690	7,966
Swap EPP XVI	33,646	1.6700	Jun/13	842	632
Swap EPP XVII	75,000	2.1975	Mar/15	4,974	2,375
Swap EPP XIX	25,000	2.1700	Mar/15	1,615	2,997
Subtotal	526,146			36,592	28,076
Pre-settled in 3Q10
Swap EPP XVIII	75,000	2.1850	Mar/15		2,317
Swap EPP XX	70,000	2.1675	Mar/15		2,087
Total	671,146			36,592	32,480

In current liabilities				14,270	13,213
In non-current liabilities				22,322	19,267
Total				36,592	32,480

•                     Braskem America Inc.:

Identification	Nominal value US$ 000s	Interest rate	Maturity date	Fair value
				Sep/2010	Jun/2010
Swap EPP XXI	70,000	1.7865	Apr/15	3,082	606
Swap EPP XXII	70,000	1.8500	Apr/15	3,458	990
Swap EPP XXIII	70,000	1.8475	Apr/15	3,447	1,004
Total	210,000			9,987	2,600

In current liabilities				4,418	2,552
In non-current liabilities				5,569	48
Total				9,987	2,600

The "Interest Rate" column shows the contractual fixed rate that the Company pays in exchange for receiving LIBOR.

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Braskem S.A.

ITR – Quarterly Information – Reference Date September 30, 2010

(i.c)      Loan-related interest rate swaps

On September 30, 2010, the Company had an interest rate swap, designated as a hedge for accounting purposes with a total nominal value of US$ 41,908,000, contracted in September 2010 and relative to a fixed-rate credit line in reais, maturing in September 2012. In these swaps the Company periodically receives a fixed rate and pays a percentage of CDI, according to the debt's cash flow. The purpose of these swap contracts is to match the debt's financial cost to the indebtedness exposure, pursuant to the Company's financial management policy.

•                     Braskem S.A.:

Identification	Nominal value US$ 000s	Interest rate	Maturity date	Fair value
				Sep/2010	Jun/2010
NCA I Swap	41,908	100.70% of CDI	Sep/2012	83
Total	41,908			83

This contract may require that the Company make guarantee deposits under certain conditions. On September 30, 2010 there was no guarantee deposit placed by the Company with respect to this derivative. The counterparties in these operations are banks with a credit rating of A or better according to Moody's, Standard & Poors, or Fitch, which is consistent with the discount rates used to reflect the credit risk of the counterparties.

The amount at risk from the derivatives held by the Company on September 30, 2010, defined as the highest loss that could result in one month and in 95% of cases, under normal market conditions, was estimated by the Company at US$ 25,120 thousand for the EPP swaps and R$ 6,251 for the NEXI swaps.

(ii)        Exposure by counterparty

The Company's exposure to risk of default of counterparties to derivative financial instruments is listed in the table below, considering the market values of the derivatives together with guarantees:

Counterparty	Principal	Exposure Sep/2010
Barclays	57,003	(842)
BES	423,550	(19,559)
Caixa Geral	127,065	(4,974)
Calyon	84,710	(6,457)
Citibank	210,880	(16,177)
Deutsche Bank	186,362	(9,041)
HSBC	334,605	(9,081)
JP Morgan	226,820	(11,469)
Santander	434,090	(35,533)

	2,085,085	(113,133)

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Braskem S.A.

ITR – Quarterly Information – Reference Date September 30, 2010

In order to manage the credit risk, the Company takes into account the rating and market prices for Credit Default Swaps referring to the counterparties in derivatives, as well as entering into netting contracts that minimize the total credit risk arising from the various financial transactions entered into between the parties.

(iii)       Components of carrying value adjustments account due to hedging

The Company designated certain derivatives as cash flow hedges resulting in balances on the carrying value adjustments account (Note 20(c)). The appropriations of interest are allocated to interest costs in the group of financial expenses. The summary of changes in the account is as follows:

	Balance	Appropriation of	Change in	Balance
	on Jun/2010	interest	fair value	on Sep/2010

Swaps EPP Braskem Inc.	(70,186)	25,429	(5,543)	(50,300)
Swaps EPP Braskem S.A.	(30,329)	14,080	(16,068)	(32,317)
Swaps EPP Braskem Americas	(2,578)	(21)	(7,387)	(9,986)
Swap Sale Price Braskem PP America			344	344
	(103,093)	39,488	(28,654)	(92,259)

(g)              Sensitivity analysis

The financial instruments, including derivatives, may be subject to changes in fair value, as a result of fluctuations in commodity prices, foreign exchange rates, interest rates, share prices and share indexes, price indexes and other variables. The analysis of the sensitivity of derivative and non-derivative financial instruments to these variables is as follows:

(i)               Risk selection

The Company selected three market risks that may affect the value of its financial instruments: a) U.S. dollar-Real exchange rate; b) Japanese Yen-Real exchange rate; c) Libor floating interest rate.

For the risk sensitivity analysis, the Company reports exposures to currencies as if they were independent, i.e., without reflecting in the exchange rate exposure the risks of changes in other exchange rates that could be indirectly influenced thereby.

(ii)             Selection of scenarios

In accordance with CVM Instruction 475/08, the Company includes three scenarios in the sensitivity analysis, one probable scenario and two scenarios that may represent adverse effects for the Company. When preparing the adverse scenarios, the Company only took into account the impact of the variables on financial instruments, including derivatives, and on the items covered by hedge operations. No account was given to the global impact on the Company’s operations, due to revaluation of inventories and future revenues and costs. Considering that the Company manages its exchange exposure on a net basis, the adverse effects arising from the appreciation of the U.S. dollar against the Brazilian Real may be mitigated by opposite effects in Braskem’s results of operations.

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Braskem S.A.

ITR – Quarterly Information – Reference Date September 30, 2010

The probable scenario considered was the FOCUS study published by the Brazilian Central Bank on September 24, 2010. Concerning interest rate variables not included in FOCUS, the probable scenario considered was the same percentage variation as the CDI and, as to exchange rate variables not included in FOCUS, the probable scenario considered was the same percentage variation of the U.S. dollar-Real.

A 25% increase in the U.S. dollar-Real exchange rate was considered in the possible adverse scenario and 50% in the extreme scenario compared with the closing U.S. dollar-Real rate at September 30, 2010.

A 25% increase in the Japanese Yen-Real exchange rate was considered in the possible adverse scenario and 50% in the extreme scenario compared with the closing Japanese Yen-Real exchange rate at September 30, 2010.

A 25% decrease in the Libor interest rate was considered in the possible adverse scenario and 50% in the extreme scenario compared with the rate quoted at September 30, 2010.

The sensitivity amounts in the tables below are variations in the value of financial instruments according to each scenario, except for table (v), which shows the future cash flow variations.

(iii)          Sensitivity to U.S. dollar-Real exchange rate

The sensitivity of each financial instrument, including derivatives and the items covered by them, to the U.S. dollar-Real exchange rate variation is as follows:

Instrument	Probable	Possible adverse scenario (25%)	Extreme adverse scenario (50%)
BNDES	(4,659)	(51,848)	(99,037)
Eurobonds	(99,748)	(1,110,076)	(2,120,404)
Working capital/structured operations	(8,319)	(92,576)	(176,834)
Raw materials financing	(402)	(4,480)	(8,558)
Investment funds in foreign currency	953	10,610	20,267
Medium-Term Notes	(10,957)	(121,933)	(232,910)
Export prepayments	(144,977)	(1,613,418)	(3,081,858)
Time deposits	5,156	57,383	109,609
U.S. treasury bills	6,476	70,071	137,666
Export prepayments debt, plus hedge, of which:
Prepayment debt	(42,174)	(551,682)	(1,061,190)
Swap EPP(see f.3, i.b)	(2,159)	(28,250)	(54,341)

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Braskem S.A.

ITR – Quarterly Information – Reference Date September 30, 2010

(iv)            Sensitivity to Japanese Yen-Real exchange rate

The sensitivity of each financial instrument, including derivatives and the items covered by them, to the Japanese Yen-Real exchange rate variation is as follows:

Instrument	Probable	Possible adverse scenario (25%)	Extreme adverse scenario (50%)
Project finance (NEXI), plus swaps, of which:
Debt (NEXI)	(1,582)	(21,509)	(41,435)
Swaps (NEXI) (see f.3 (i.a))	1,598	21,718	41,839

(v)              Sensitivity of future cash flows to Libor floating interest rates

The sensitivity of future interest income and expenses of each financial instrument, including derivatives and the items covered by them, is stated in the table below. The figures represent the impact on financial income (expenses), considering the average term of the respective instrument.

Instrument	Probable	Possible adverse scenario (25%)	Extreme adverse scenario (50%)
Working capital/structured operations	(318)	(5,978)	(11,845)
Raw materials financing	(1)	(17)	(34)
Export prepayments	(2)	(33)	(65)
Export prepayment debt, plus hedge, of which:
Prepayment debt	(212)	(4,006)	(7,983)
Swap EPP (see f.3(i.b))	212	4,006	7,983

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Braskem S.A.

ITR – Quarterly Information – Reference Date September 30, 2010

23          Financial result

		Parent Company		Consolidated

		Sep/2010	Sep/2009	Sep/2010	Sep/2009

Financial income
Interest income		164,285	143,178	204,818	149,988
Monetary variations		75,419	46,923	76,105	45,914
Exchange variations		7,818	(461,913)	22,953	(649,268)
Gains on derivative operations			82,453	10,077	83,789
Other		8,150	8,911	14,721	13,351
		255,672	(180,448)	328,674	(356,226)

Financial expenses
Interest expenses		(630,494)	(543,761)	(762,729)	(486,248)
Monetary variations		(143,716)	(164,219)	(258,440)	(156,203)
Exchange variations		337,510	2,644,396	336,120	2,746,647
Losses on derivative operations			(41,334)		(41,334)
Interest on tax debts – SELIC	(i)	(255,416)	(178,762)	(256,284)	(178,785)
Tax expenses on financial operations		(14,159)	(26,902)	(25,640)	(28,559)
Discounts granted		(14,215)	(57,096)	(28,366)	(121,076)
Transaction costs of borrowing – amortization		(13,213)	(4,010)	(38,386)	(9,469)
Present value adjustment– appropriation		(117,033)	(71,352)	(132,360)	(104,778)
Restatement of labor agreement (Note 21.a)		(79,460)		(90,631)
Other		(25,543)	(30,614)	(99,119)	(36,888)
		(955,739)	1,526,346	(1,355,835)	1,583,307

Net financial result		(700,067)	1,345,898	(1,027,161)	1,227,081

(i) Includes interest on tax debts enrolled in the installment programs. (Note 17(ii))

24          Other operating income (expenses), Net

In the first half of 2009, the Company recognized the amount of R$96,562 resulting from the successful outcome in a lawsuit filed by merged company Copesul questioning the expansion of the PIS and COFINS calculation basis enacted by Law No. 9,718/98.

25          Insurance coverage

Braskem and its subsidiaries, according to the policy approved by the Board of Directors, maintain a broad risk and insurance management program. In the third quarter of 2010, as mentioned in the previous report, during the process of renewing the insurance programs of Quattor and Riopol, it was possible to apply the improvements obtained in the insurance and risk program of  Braskem over the last years, thus increasing coverage and optimizing costs, whether through replication or simple inclusion of assets/operations in the current program.

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Braskem S.A.

ITR – Quarterly Information – Reference Date September 30, 2010

Specifically in the risk management area, the risk assessment practices and procedures have been extended to the units of Quattor and Riopol, following the principles adopted by Braskem.

Also in the third quarter of 2010, an insurance program was established for the PP Américas operation in the United States of America, associated with the Company’s insurance and risk policy.

The all-risk insurance policies of Braskem, which includes the assets of Quattor, Riopol and PP Américas have maximum indemnity limits established based on the amounts of maximum possible loss, deemed as sufficient to cover eventual losses, in view of the nature of the Company’s activities and advice of its insurance consultants.

Braskem’s insurance policy, which includes Quattor, is effective for 18 months, ending on October 8, 2011. For Riopol, the insurance policy is effective for 12 months starting on March 30, 2010, and at the end of this period, its assets could be included in Braskem’s insurance policy.

Limits and volume of assets insured in the all-risk insurance policies:

	Maximum Indemnity Limits Insurance	Total Amount Insured (Property damage + Loss of profit)
	US$ million	US$ million
Braskem &	2,000	16,673
Quattor		6,521
	2,000	23,194
Braskem Américas	500	1,296
Riopol	1,700	1,674
Quantiq	65	99

Total	4,265	26,263

In addition, the Company takes out civil liability, transportation, sundry risks and vehicle insurance. The risk assumptions adopted are not subject to review by our independent accountants.

26          Private pension plans

The actuarial commitments with retirement and pension benefit plans are evaluated according to CVM Resolution No.371/2000.

(a)              ODEPREV

The Company maintains a defined contribution scheme for its employees managed by ODEPREV, a private pension plan entity founded by Odebrecht S.A. ODEPREV offers to participants of the sponsoring companies, the defined contribution optional plan, in which an individual retirement savings fund is opened and accumulates the monthly and periodic participant contributions, as well as monthly and annual sponsor contributions.

On September 30, 2010, ODEPREV participants comprise 3,399 active individuals (Sep/09 – 2,971). Company contributions from January to September 2010 were R$ 5,981 (Jan to Sep 2009 - R$ 5,030) and participant contributions amounted to R$ 19,278 (Jan to Sep 2009 - R$ 14,982).

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(A free translation of the original in Portuguese)

Braskem S.A.

ITR – Quarterly Information – Reference Date September 30, 2010

(b)              PETROS - Fundação PETROBRAS de Seguridade Social (“PETROS”)

•                     PETROS Copesul Plan

Braskem and some employees of the merged Copesul contribute to PETROS under defined retirement and pension benefit plans.

Company contributions up to September 30, 2010 were R$ 2,481 and participant contributions amounted to R$ 1,703 (in September 2009, contributions of the Company and participants totaled R$ 3,299 and R$ 2,715, respectively).

As provided in PETROS bylaws and pertinent legislation, if significant and insufficient technical reserves occur, the sponsors and participants will contribute with additional funds or plan benefits will be adjusted to the resources available. The plan's technical balance is ensured through the increase in contributions by the company and the employees at rates computed actuarially that guarantee the necessary flow of resources for the maintenance thereof.

In line with the decision made upon the formation of the plan in 2002, in an attempt to offer an alternative pension plan for all participants, Braskem has started the formalities to withdraw its sponsorship of this plan by December 31, 2010.

(c)              COPESULPREV – Copesul Supplementary Private Pension Plan

This Defined Contribution plan was created in May 2003 for the employees of subsidiary Copesul that were not included in the Petros plan. In August 2009, Braskem withdrew its sponsorship of this plan, which is independently managed by Petros and unconnected to any other pension plan currently managed by Petros, pursuant to Supplementary Law No. 109/2001.

Contributions by the Company and employees from January to August 2009 amounted to R$ 1,011 and R$ 816 respectively.

(d)             Fundação Francisco Martins Bastos – (“Fundação Martins Bastos”)

Following the merger of IPQ on September 30, 2008, the Company became a sponsor of the Martins Bastos Foundation, a private pension entity whose purpose is to manage and execute a defined benefit pension plan for the employees of that subsidiary. Subsidiaries QuantiQ, Isatec and IQAG are also sponsors of the same Foundation.

In June 2009, Braskem and these subsidiaries formally requested withdrawal of the sponsorship of the plan and related addenda, pursuant to the provisions in that foundation's bylaws. In November 2009 the reserves of the participants that were lower than the plan's assets were calculated. Still in November, all documents for the withdrawal of the sponsorship were filed with the Secretariat of Supplementary Pension Plans of the Social Security Ministry, the authority in charge of approving this process.

As the Company is no longer a sponsor of the plan, no contributions were made in 2010. The last contributions made by the Company, in the first half of 2009, amounted to R$ 1,619, while participants contributed R$ 502.

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(A free translation of the original in Portuguese)

Braskem S.A.

ITR – Quarterly Information – Reference Date September 30, 2010

(e)              Triunfo Vida

The Company, due to the merger of Triunfo (Note 1 (f.1)), sponsors Triunfo Vida, a supplementary private pension entity, which administers and executes the defined contribution private pension plan for Petroquímica Triunfo’s employees. On September 30, 2010, this plan included 118 active individuals. Company and participants contributions in 2010 were R$ 126 and R$ 197, respectively (R$ 311 and R$ 460 in 2009, respectively).

(f)               Quattor Prev

Quattor Prev is a supplementary private pension plan maintained by Quattor and its subsidiaries for their employees. The defined contribution plan is managed by BrasilPrev Seguros e Previdência S.A.

On September 30, 2010, participants consist of 1,590 active individuals. The contributions of these subsidiaries up until September 2010 were R$ 4,827 and participant contributions amounted to R$ 5,911.

27           Subsequent events

In October 2010, subsidiary Braskem Finance completed the issuance of US$ 450 million in bonds, paying coupon and an effective return rate of 7.375% p.a., and maturing in October 2015. These resources will be allocated to the refinancing of the Company's debt.

Also in October 2010, the Company completed the negotiations to change the covenants of the Medium-Term Notes (Note 15.g). Among the changes is the removal of the cap for the payment of dividends, that used to be restricted to twice the minimum dividends provided for in the Company's Bylaws, and limit for the Company's indebtedness expressed as a net-debt-to-Ebitda ratio.

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 26, 2010
BRASKEM S.A.

By:	/s/ Marcela Aparecida Drehmer Andrade

	Name:	Marcela Aparecida Drehmer Andrade
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.